36th QUARTERLY REPORT

(The 36th Fiscal Year)

From January 1, 2003 to September 30, 2003

THIS IS A TRANSLATION OF THE QUARTERLY REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

3

36th QUARTERLY REPORT

(The 36th Fiscal Year)

From January 1, 2003 to September 30, 2003

To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the Quarterly Report for the First quarter of the 36th fiscal year in accordance with the item 3 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Yong-Ho Sohn
General Manager of Finance
Management Department
Tel) 82-2-3457-0262

4

CONTENTS

Chapter

I.	Overview

II.	Business

III.	Financial Statements

IV.	Current Situation on Corporate Governance and Company Affiliates

Attachment	Auditor’s Review Report

5

I. Overview

1. Purpose of the Company

    A. Businesses engaged in by the Company

Items	Details

a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.

b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS

c. To engage in leasing of real estate and distribution businesses	POSCO Center

d. To engage in district heating supply business

e. To engage in marine transportation, processing and sales of minerals within or outside Korea

f. To engage in all other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.

    B. Businesses not engaged in by the Company

Items	Details

a) To engage in the supply of LNG and power generation, as well as the distribution business thereof

b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Gwangyang were transformed into regional professional soccer teams.

    C. Businesses engaged by the subsidiaries and affiliates

Items	Details

Pohang Coated Steel : Manufacturing and sales of coated steel sheets
Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes
POSCON : Manufacturing and sales of electric controlling devices
POSREC : Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment
POSCO Engineering & Construction : Construction and engineering

6

Items	Details

POSCO A.C. Architects & Engineering : Construction design
POSCO Steel Sales & Service : Steel product sales and general trading
POSDATA : Development and sales of computer hardware and software
Seung Kwang : Development and operation of athletic facilities
POSCO Research Institute : Research, consulting, education
POSTECH Venture Capital Co. : Support of venture companies
POSCO Terminal Co. Ltd : Logistics Services

     D. Businesses the company plans to engage in

2. Business Organization

     A. Highlights of the Company’s Business Organization

(1) Historical highlights and changes since establishment

(a) Date of establishment: April 1, 1968

(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c) Steel Works and Offices

•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Kwangyang Works : 700, Kumho-dong, Dong Kwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Tokyo Branch: POSCO Tokyo Bldg.4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

•	Overseas Offices: The Company operates six overseas offices (Hanoi, Rio de Janeiro, Singapore, EU) for the purpose of supporting international business

(d) Milestones since Establishment

April. 1, 1968	Pohang Iron and Steel Co., Ltd. established
April. 1, 1970	1st stage construction of Pohang Works begun
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

7

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
March 3, 1987	Research Institute of Industrial Science & Technology (RIST) founded
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)
December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
December 9, 1993	ISO 9002 certification acquired
October 14, 1994	New York Stock Exchange (NYSE) listing
September 1, 1995	POSCO Center opened
October 27, 1995	POSCO’s ADRs listed on LSE
November 28, 1995	Completed Construction of COREX
September 30, 1996	Elected as Chairman of IISI
October 15, 1996	#1 Mini Mill completed
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
April 1, 1998	30th Anniversary of establishment
March 31, 1999	Completed construction of #5 Blast Furnace (24.3million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics

(e) Changes in the largest shareholder

-	From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

-	Date of Disclosure: July 27, 2001

-	Others: Refer to the disclosure of the change of the largest shareholder (July 27, 2001)

8

(f). Change of Business Pursuits

The Company is a steel maker that focuses on crude steel production and steel manufacturing, as well as the production and sales of hot/cold rolled steel products. The following are changes in the Company’s business pursuits.

•	1984: (a) Port loading, logistics, and warehouse businesses (b) Operation of professional athletic teams added to business pursuits

•	1992: Scientific agriculture and its spread added to business pursuits

•	1994: Real estate leasing and distribution added to business pursuits

•	1995: ‘Scientific agriculture and its spread’ exited from business pursuits Urban gas supply and power generation added to business pursuits

•	2001 Regional heating business added to business pursuits

•	2002: Maritime transportation of natural materials at home and abroad, their processing and distribution added to business pursuits

(2) Change of the Company name

•	Pohang Iron & Steel Co. Ltd.,▶POSCO

•	Effective Date: March 15, 2002 (34th Regular General Shareholders Meeting)

(3) Merger, Acquisition and Handover of Businesses

[Irrelevant]

9

(4)	Major Changes in Production Facilities

Date	Item	Production capacity	Remarks

July 3, 1973	Pohang Works Phase 1 completed	1.03 million tons/year	Officially recognized production capacity
May 31, 1976	Pohang Works Phase 2 completed	2.6 million tons/year	"
Dec. 8, 1978	Pohang Works Phase 3 completed	5.5 million tons/ year	"
Feb. 18, 1981	Pohang Works Phase 4-1 completed	8.5 million tons/year	"
May 25, 1983	Pohang Works Phase 4-2 completed	9.1 million tons/year	"
May 7, 1987	Gwangyang Works Phase 1 completed	11.8 million tons/year	"
July 12, 1988	Gwangyang Works Phase 2 completed	14.51 million tons/year	"
Dec. 4, 1990	Gwangyang Works Phase 3 completed	17.5 million tons/year	"
Oct. 2, 1992	Gwangyang Works Phase 4 completed	20.8 million tons/year	"
Oct. 15, 1996	STS and mini mill completed	23 million tons/year	"
Sep. 15, 1997	Gwangyang Works Continuous Casting expanded	23.4 million tons/year	"
Mar. 31, 1999	Gwangyang Works # 5 Blast Furnace completed	24.3 million tons/year	"
Apr. 30, 2003	STS #3 plant completed	24.76 million tons/year	"

☐	Actual production capacity: 28.46 million tons.

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity and Criteria for its calculation]

(5) Important Developments Related with Business Operation
[Irrelevant]

B.	POSCO Conglomerate

(1)	Overview of Business Group

•	Criteria: In the past, the Korea Fair Trade Commission arbitrarily designated the top 30 Business Groups as Large Business Groups among domestic conglomerates based on the criteria of total assets in the previous fiscal year. KFTC has changed this method of categorization to be based on business practices for regulatory purposes.

-	Groups subject to regulations on a ceiling on investment in other companies: Business groups with over 5 trillion won in total assets (except business groups that have a debt ratio

10

of below 100% according to their consolidated financial statements.)

-	Groups subjected to regulations on cross shareholding and debt guarantee: conglomerates with over 2 trillion won in total assets

(2)	Companies Belonging to Large Business Groups

•	A company in which a single shareholder and people with a special relationship to the primary shareholder own more than 30% of its stakes. Or a company in which a single shareholder in effect controls the business.

•	POSCO Group:

-	The Korea Fair Trade Commission designated business groups subject to regulations on a ceiling on investment in other companies, and those subject to regulations on cross shareholding and debt guarantee in 2003 (April 1, 2003).

-	POSCO was excluded from the groups subject to regulations on a ceiling on investment in other companies because it has a debt ratio of below 100%.

-	POSCO Group (15 companies) with total assets of 20.533 trillion won was designated as 10th among those conglomerates subject to the regulation on cross shareholding.

POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC, POSTECH Venture Capital Corp, POCOS, POS-M, Seng Kwang, POSRI, POSREC, POSCO Terminal

(3)	Related laws and regulations

a.	Prohibition on Cross Shareholdings (Article 9-☐ of the Fair Trade Law)

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations which have acquired or own some of its shares

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Fair Trade Law)

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

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c.	Prohibition on owning shares of domestic Affiliated Corporation by venture capital (Article 9-3 of the Fair Trade Law)

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises, pursuant to the Support of the Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.

(POSTECH Venture Capital Corp. subject to above clause)

d.	Restrictions on the Voting Rights of Finance or Insurance Companies (Article 11 of the Fair Trade Law)

No finance or insurance corporation belonging to a Large Business Group shall exercise its voting rights.

e.	Decision of Large-scale Intra-group Transactions by Board of Directors and Notification thereof (Article 11-2 of the Fair Trade Law)

When a corporation belonging to a business group desires to engage in any type of transactions and when the volume of such transactions exceeds the ceiling of ten percent (10%) of assets and is over 10 billion won or is in the form of securities, the board of directors of the said corporation shall reach a decision thereupon and make a notification (within one day) thereof.

f.	Report of shareholdings (Article 13 of the Fair Trade Law)

A company subject to the prohibition on cross shareholdings shall report to the Fair Trade Commission the shareholdings status of the company’s shareholders, and their financial status, and their shareholdings in other domestic companies.

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3. Equity Capital

A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998

Purpose	DR issuance	DR issuance	DR issuance
Number of Newly-issued Shares	2,112,676 shares	655,738 shares	1,923,077 shares
	(8,450,704 DRs)	(2,622,952 DRs)	(7,692,308 DRs)
Issue Price Per Share	W114,142 (U$142)	W122,655 (U$76.25)	W73,856 (U$52)
Equity Capital (‘000 Won) After the New Issue	W469,509,050	W472,787,740	W482,403,125
Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

B. Convertible Bonds

     No relevant data.

C. Bonds with Warrant

     No relevant data

4. Other information regarding Shares

A. Total number of shares

(As of September 30, 2003)

Authorized Shares	Outstanding Shares	Shares to be issued

200,000,000	90,781,795	109,218,205

B. Outstanding Shares

(As of September 30, 2003)

Type	Number of shares	Amount (thousand won)

Registered Common Shares	90,781,795	453,908,975
Total	90,781,795	453,908,975

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C. Treasury Stock Holdings

(Shares, KRW)

Time of purchase	Type	Number of Shares	Value

Before Dec, 1999	Registered Common	4,677,646	456,347,847,340
Feb 29, 2000 ~ May 18	"	4,824,030	521,435,498,740
June 14, 2000	"	2,891,140	310,839,507,660
October 4, 2000	"	2,161,180	171,597,692,000
August 30, 2001	Cancellation	2,891,140	290,070,967,340
July 23, 2002	ESOP	633.900	63,599,820,900
November 22, 2002	Cancellation	2,807,690	281,698,345,390
July 22, 2002	ESOP	875,066	87,796,246,846
Total		7,346,200	737,055,165,267

*	ESOP (Employee Stock Ownership) : Purchase of Treasury Shares by the ESOA and Complementary Contributions to the ESOA

D. Treasury Stock purchased by fund management institutes under the trust contract

As of September 30, 2003			(KRW, Shares)

Date	Name of the institute	Amount	Number of Shares

Nov. 05, 2001	Hana Bank	100,000,000,000	912,010
Total		100,000,000,000	912,010

E. Shares held by ESOA (Employee Stock Ownership Association)

(KRW, Shares)

Type	Beginning	Increase	Decreased	Balance

Registered Common	666,601	875,066	28,328	1,513,339
Total	666,601	875,066	28,328	1,513,339

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F. Stock Option

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

July 23, 2001	Sang-Boo Yoo	92,211	July 24, 2003 ~	KRW 98,900
	Ku-Taek Lee	46,106	July 23, 2008
	Young-Woon Kim	18,443
	Moon-Soo Park	18,443
	Chang-Oh Kang	18,443
	Soo-Yang Han	13,832
	Won-Pyo Lee	13,832
	Kwang-Woong Choi	11,065
	Choong-Sik Shin	11,065
	Jung-Won Kim	11,065
	Seong-Yong Shin	11,065
	Chung-U Park	9,221
	Won-Chul Hwang	9,221
	Sung-Hwan Kim	9,221
	Tae-Hyun Hwang	9,221
	Yong-Keun Kim	9,221
	Kwang-Hee Han	9,221
	Dong-Jin Kim	9,221
	Soo-Chul Shin	9,221
	Moon-Chan Ko	9,221
	Chin-Choon Kim	9,221
	Youn Lee	9,221
	Kyeong-Ryul Ryoo	9,221
	Seong-Sik Cho	9,221
	Jong-Tae Choi	9,221
	Hwang-Kyu Hwang	9,221
	Song Kim	9,221
	Woo-In Lee	9,221
	Ung-Suh Park	2,305
	Jae-Young Chung	2,305
	Guil-Soo Shin	2,305
	Jong-Won Lim	2,305
	Samuel F. Chevalier	2,305
	Soon Kim	2,305

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Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

	Woo-Hee Park	2,305
	Dae-Wook Yoon	1,960
April 27, 2002	Jong-Doo Choi	9,506	April 28, 2004	KRW 136,400
	Joon Yang Chung	9,506	~ April 27, 2009
	Chang-Ho Kim	9,506
	Nam Suk Hur	9,506
	Chang-Kwan Oh	9,506
	Jeon-Young Lee	9,506
Sep. 1 2002	Suk-Man Youn	11,407	Sep. 19, 2004 ~	KRW 116,100
	Young-Tae Keon	9,506	Sep. 18, 2009
April 26, 2003	Chang-Oh Kang	4,900	April 27, 2003 ~	KRW102,900
	Soo-Yang Han	2,940	April 26, 2010
	Won-Pyo Lee	2,940
	Kwang-Woong Choi	5,880
	Kyeong-Ryul Ryoo	4,900
	Kim, E. Han	2,450
	Hyun-Shik, Yoo	2,450
	Han-Kyung, Kim	2,450
	Kwang-Hee Han	1,960
	Dong-Jin Kim	1,960
	Tae-Hyun Hwang	1,960
	Youn Lee	1,960
	Seong-Sik Cho	1,960
	Jong-Tae Choi	1,960
	Hyun-Shik, Chang	9,800
	Oh-Joon, Kwon	9,800

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Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

	Dong-Hwa, Chung	9,800
	Jin-Il, Kim	9,800
	Chun-Hwan, Lee	9,800
	Dong-Hee, Lee	9,800
	Byung-Jo, Choi	9,800
	Sang-Young, Lee	9,800
	Hyun-Uck, Sung	9,800
	Han-Yong, Park	9,800

☐	Cancellation of Stock option (’03.7.22) : Byung-Hoon Kim (9,409 stocks)

5. Voting Rights

As of September 30, 2003

	Number of shares	Remarks

1. Shares with voting rights [a-b]	[88,966,155]
a. Number of outstanding shares	88,966,155
b. Number of shares without voting rights	0
2. Shares with restricted voting rights [ a + b + c + d ]	[8,258,210]
a. Restriction by Code of Commerce	8,258,210	Treasury Stock &
b. Restriction by Securities Exchange Law	0	Stock under trust contract
c. Restriction by Fair Trade Law	0
d. Restriction by other regulations	0
3. Shares whose voting rights have been restored	[80,707,945]
Shares which can exercise voting rights [1- 2 + 3]	80,707,945

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6. Earnings and Dividend for The Past Five Fiscal Years

(Million Won)

	The 35th	The 34th	The 33rd	The 32nd	The 31st

Net Profit	1,101,325	819,319	1,636,991	1,558,032	1,122,867
EPS (Won)	13,442	10,043	19,170	16,242	11,968
Net Profit Available for Dividend Payout	1,725,043	759,120	1,946,837	1,479,586	1,218,466
Cash Dividend Paid (Payable)	286,057	204,048	204,704	159,920	117,554
Pay-out Ratio	25.97	24.90%	12.50%	10.26%	10.47%
Dividend per share (Won)	3,500	2,500	2,500	1,750	1,250
Dividend Yield	2.76	2.20%	3.18%	1.43%	2.02%
Net asset per share (Won)	129,546	116,516	108,450	96,951	86,245
Recurring Profit per share (Won)	13,442	10,043	19,170	16,242	11,968

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II. Business (Manufacturing)

1. Current Situation of POSCO

(A)	Classification of Business Areas for Public Disclosure

[Irrelevant]

(1)	Market Share

(Unit: million tons, %)

	Interim of		Annual for the		Annual for the
	the 36th fiscal year		35th fiscal year		34th fiscal year

Category	(3Q of 2003)	Market share	(2002)	Market share	(2001)	Market share

Crude steel production	34.2	100	45.4	100	43.9	100
POSCO	21.4	63	28.1	62	27.8	63
Others	12.8	37	17.3	38	16.1	37

☐ Estimated data

(2)	Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(3)	Current Situation and Prospect of New Businesses

[Irrelevant]

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2.	Key Products and Raw Materials

A.	Current Situation of Key Products

(Unit :100 million won)

Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)

Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	46,247 (44%)
		Cold rolled products	Automobiles, Electronic		36,865 (36%)
			appliances, etc.		17,836 (17%)
		STS	Silverware, steel pipes, etc.
	Others	Byproducts, etc.	Raw material for cement, etc.		852 (1%)
	Transfortation				2,480 (2%)

		Total			104,280 (100%)

Note) Excludes sales discount/transportation fees

B.	Price Trends of Key Products

(Unit: won/ton)

		3Q of the 36th	Annual for the 35th	Annual for the 34th
		fiscal year	fiscal year	fiscal year
Items		(Jan. 1~June 30, 2003)	(Jan. 1~Dec. 31, 2002)	(Jan. 1~Dec. 31, 2001)

Hot-rolled coil	Domestic Export	362,465 393,386($329)	317,632 318, 297($255)	287,994 277,614($215)

Cold-rolled steel sheet	Domestic Export	468,986 496,135($415)	417,720 371,319($297)	386,921 367,116($284)

(1)	Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product item based on its total sales during the given period, excluding freight revenue.

(2)	Factors of Price Fluctuations

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•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C.	Current Situation of Major Raw Materials

(Unit: million won)

Purchase amount
Business area	Type of purchase	Item	Specific use	(portion)	Remarks

Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	613,404 (26.7%)	BHP, and Hamersley of Australia CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces, Reductant Smokeless coal:	613,574 (26.7%)	BHP of Australia Fording of Canada
Sintering fuel

		Iron materials	Iron material for steelmaking	84,878 (3.7%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	633,915 (27.6%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Submaterials for ironmaking, steelmaking	282,870 (12.3%)	Alloy iron, Nonferrous metal, Claus

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	69,877 (3.0%)	Limestone, manganese, fluorite

Total				2,298,518

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

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D.	Price Trends of Key Materials

(Unit: won/ton)

	3Q of the 36th	The 35th	The 34th
Category	fiscal year	fiscal year	fiscal year

Iron ore	32,567	31,064	33,261
Coal	58,207	61,993	61,832
Scrap iron	192,273	150,529	145,411
Nickel	10,821,855	8,435,974	7,913,810

(1)	Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2)	Key Factors in Price Fluctuations

A.  Iron ore (The unit price increased 1,503 won in terms of the won currency compared with the 35th fiscal year)

•	The FOB price increased 9% compared with the 35th fiscal year and shipping charges rose ($0.52 per ton) due to a rise in oil prices. However, the unit price increased only a little due to a fall in won-dollar exchange rates.

•	Trend of purchase price (CFR):		$25.22/ton	▶		$24.15/ton	▶		$27.17/ton
	Trend of average exchange rate:	Won	1,291/$	▶	Won	1,253/$	▶	Won	1,180/$
			(2001)	▶		(2002)	▶		(3Q of 2003)

B.  Coal: (The unit price fell 3,786 won due to a fluctuating won currency compared with the 35th fiscal year)

•	The price calculated in won declined due to a fall in exchange rate.

•	Trend of purchase price (CFR):	$46.88/ton	▶	$48.55/ton	▶	$48.83/ton
		(2001)		(2002)		(3Q of 2003)

C.	Scrap iron

•	The price of imported scrap iron increased as scrap iron on demand rose due to a booming steel market in East Asia, while the supply from the US and Europe declined.

•	Trend of purchase price (CIF):	$110/ton	▶	$116/ton	▶	$158/ton
		(2001)		(2002)		(3Q of 2003)

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D.	Nickel

•	It is projected that there will be nickel supply shortages amounting to about 30,000 tons in 2003, because STS production capacity worldwide is rising but nickel production facilities are likely to be completed only after 2006. As a result, there will likely be a strong demand for nickel, which will raise nickel prices significantly in the early part of next year.

•	Trend of LME price:	$5,952/ton	▶	U$6,768/ton	▶	U$9,370/ton
		(2001)		(2002)		(3Q of 2003)

3.	Production and Facilities

A.	Production capacity

(Thousand Ton)

	2003 3Q	2002	2001

Pohang Works	9,495	12,200	12,200
Kwangyang Works	11,850	15,800	15,800

Total	21,345	28,000	28,000

•	Pohang Works : #1 Steel Making (1,950) + #2 Steel Making (6,300) + STS (1,245) = 9,495

•	Kwangyang : #1 Steel Making (5,100) + #2 Steel Making (5,400) + Minimill (1,350) = 11,850

•	Total = 21,345 thousand tons

*	Based on actual capacity revised on April, 1999

B.	Production and Capacity Utilization Rate

(1)	Production

(Thousand Ton)

		3Q of 2003	2002	2001

	Pohang	9,358	12,164	12,042

	Kwangyang	12,035	15,902	15,784
Crude Steel		21,393	28,066	27,826

Plate	Pohang	2,290	3,046	3,069

HR Products		7,831	9,388	9,770
	Pohang	3,018	3,185	3,471
	Kwangyang	4,813	6,203	6,299

CR Products		6,888	8,923	8,736
	Pohang	876	1,531	1,533
	Kwangyang	6,012	7,392	7,203

STS	Pohang	1,108	1,236	1,228

Others	Pohang	2,228	2,949	2,790
	Kwangyang	170	108	228

	Pohang	9,519	11,947	12,092
	Kwangyang	10,995	13,703	13,730

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		3Q of 2003	2002	2001

Finished Products		20,514	25,650	25,822

	Pohang	177	584	490
	Kwangyang	335	867	927

Intermediate Products		513	1,451	1,416

	Pohang	9,697	12,531	12,582
	Kwangyang	11,330	14,570	14,656

Total Products		21,027	27,101	27,238

(2)	Capacity Utilization Rate for 3Q of 2003 in Terms of Crude Steel Production

(Thousand Ton)

	Capacity	Production	Utilization Rate

Pohang Works	9,495	6,907	96.3
Kwangyang Works	11,850	7,934	100.4
Total	21,345	14,031	98.6

–	Utilization Rate = Production/Real Production Capacity.

C.	Production Facilities

(1)	Book Value of Fixed Assets

(Million Won)

	Beginning Book			Ending Book
	Balance	Change	Depreciation	Balance

Pohang
Land	411,045	-5,075		405,970
Building	927,619	107,825	42,386	993,058
Structures	405,422	25,955	20,542	410,835
Machinery & Equipment	1,881,226	729,370	406,227	2,204,369
Vehicles	11,408	9,200	2,964	17,644
Tools and Fixtures	9,111	2,952	3,272	8,791
Furniture & Others	20,955	12,912	5,216	28,651

Kwangyang
Land	379,760	-1,431		378,329
Building	906,190	16,104	51,392	870,902
Structures	541,283	4,809	33,004	513,088
Machinery & Equipment	2,099,283	252,343	453,567	1,898,059
Vehicles	3,873	9,247	2,184	10,936
Tools and Fixtures	7,234	7,738	3,442	11,530
Furniture & Others	8,246	2,521	2,869	7,898

24

(2)	Major Capital Expenditures

(a)	Investments under construction

(Hundred million Won)

		Invested
	Total	Amount	Amount to
	Investment	(3Q 2003)	Be invested

Expansion	4,980	1,538 (1,343)	3,442
Maintenance	3,714	557(281)	3,157

Total	6,632	2,095(1,624)	6,599

(b)	Planned investments

(Hundred million Won)

	Total
	Amount	2003	2004	2005

Total		12,739	15,985	16,282

4.	Sales

A.	Breakdown of Steel Product Sales

(Thousand Ton, Hundred Million Won)

		3Q 2003		2Q 2002		2002

		Volume	Amount	Volume	Amount	Volume	Amount

Hot Rolled Products	Domestic	10,573	39,540	6,921	22,042	14,044	46,732
	Export	1,894	7,801	1,080	3,241	2,294	7,776

	Total	12,467	47,341	8,001	25,283	16,338	54,508

Cold Rolled Products	Domestic	4,647	23,709	2,847	12,558	5,952	27,577
	Export	2,661	14,096	1,828	6,929	3,657	15,019

	Total	7,308	37,805	4,675	19,487	9,609	42,596

Stainless Steel	Domestic	697	11,905	435	6,473	857	13,331
	Export	391	6,072	195	2,778	390	5,772

	Total	1,088	17,977	630	9,251	1,247	19,103

Others	Domestic		1,326	—	634	—	1,326
	Export		35	—	—	—	—

	Total		1,361	—	634	—	1,326

Total	Domestic	15,917	76,480	10,203	41,706	20,853	88,966
	Export	4,946	28,004	3,103	12,948	6,341	28,567

	Total	20,863	104,484	13,306	54,654	27,194	117,533

Discount			-204	—	-110	—	-247

Grand Total		20,863	104,280	13,306	54,544	27,194	117,286

-	Export includes local export sales

25

B.	Marketing organization, channel and strategy

(1)	Organization

Hot Rolled Steel Sales Dept., Cold Rolled Steel Sales Dept., Automotive & Electrical Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept.

(2)	Sales Channel

i)	Direct sales : POSCO ▶ Customers

ii)	Indirect Sales

-	Domestic market : Sales agents, e-sales or POSTEEL

-	Overseas Market : General Trading Companies

(3)	Sales Condition

-	Domestic Sales : Credit sales based on production to order

-	Export Sales : Sales based on irrevocable Letter of Credit

(4)	Sales strategies

•	Change marketing strategy toward higher profits

-	Enhance sales mix focused on profitability

-	Increase sales of high value-added products and differentiate each market based on the customer.

•	Secure Domestic market share and diversification of export market

-	Increase market share at domestic competing products

-	Secure stable export market and focus on high value-added products

-	Increase on time delivery rate

•	Strengthen marketing focused on customer oriented

-	Increase customers’ satisfaction

-	Strengthen the technology service to the customers to support the quality competence

26

6.	Related to the Derivatives

A.	Foreign Exchange Position

(Unit: USD, EURO: Thousand, JPY: Million)

		Current Position			Future Position

Nation	Currency	Position	Assets	Debt	Position	Assets	Debt

USA	USD	-812,853	228,490	1,041,343
Japan	JPY	-78,588	8,259	86,847
Germany	DEM
UK	GBP
Euro land	EURO	-32,486	1,106	33,592
Others

*	Current position based on foreign assets and debt.

(Unit: USD, EURO: Thousand, JPY: Million)

		Option Position			Swap Position

Nation	Currency	Position	Assets	Debt	Position	Assets	Debt

USA	USD				174,000	174,000
Japan	JPY				-22,868		22,868
Germany	DEM
UK	GBP
Euro land	EURO
Others

B.	Risk Management for Foreign Exchange

     There are three basic strategies for the risk management for foreign exchange.

     First, Natural Hedge.

Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

     Second, Balance the assets and debt.

An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

     Third, Introduce the risk management system.

POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

27

7.	Important contracts

A.	Import Contract

N.A.

8.	Research & Development

A.	R & D Organization

		Number of
		Teams or groups	Staff

In-house	Technology Development Department	10	96
	Finex Development Department		162
	Technical Research Laboratory (Group)	13	530
Independent	Research Institute of Industrial Science and Technology		327

B.	R&D Expense

(Million Won)

	2002	2001	2000

1. Raw Materials	22,291	21,362	14,782
2. Labor cost	22,954	18,588	20,075
3. Depreciation	11,577	15,626	15,785
4. Subcontract	89,086	100,598	101,561
5. Other Expense	38,189	24,389	24,942

Total	184,097	180,563	177,145

9.	Other information for investment decision making

A.	Funding from domestic market

(Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance

From Money Market
Banks
Others

From Capital Market
Bond (private)	21,000	(4,000)	17,000
Bond (public)	21,000	(4,000)	17,000

Others

Total	21,000	(4,000)	17,000

28

B.	Funding from overseas

(Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance

Financial Institutions	3,409	(387)	3,022
Bond	17,885	(2,119)	15,766
Equity
Others

Total	21,294	(2,506)	18,788

29

III.  Financial Statements

1.  Summary of Unconsolidated Financial Statements

			(Unit: million won)

	3Q 2003	2002	2001	2000	1999

Current Assets	4,972,249	3,772,625	3,560,773	4,543,060	4,166,180
Quick Assets	3,571,979	2,501,696	2,191,303	3,080,993	2,876,489
Inventories	1,400,270	1,270,929	1,369,470	1,462,067	1,289,691
Fixed Assets	12,815,344	13,471,861	14,054,757	13,223,506	13,061,277
Investments	3,508,757	3,869,016	4,609,647	3,990,724	3,443,239
Tangible Assets	8,957,245	9,271,701	9,118,589	8,929,983	9,411,491
Intangible Assets	349,342	331,144	326,521	302,799	206,547
Deferred Assets		—	—	—	—

Total Assets	17,787,593	17,244,486	17,615,530	17,766,566	17,227,457

Current Liabilities	2,280,402	2,497,274	2,252,545	3,509,702	2,994,780
Fixed Liabilities	3,006,367	3,180,416	5,166,492	4,826,918	5,146,157

Total Liabilities	5,286,769	5,677,690	7,419,037	8,336,620	8,140,937

Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,716,728	3,685,953	3,673,621	3,670,457	3,675,351
Retained Earnings	543,952	513,177	500,845	497,681	502,575
Capital Adjustments	3,172,776	3,172,776	3,172,776	3,172,776	3,172,776

Total Shareholders’ Equity	9,674,618	8,483,234	6,986,939	6,662,163	5,208,591

Total Sales	-1,372,925	-1,084,794	-946,470	-1,385,078	-279,825
Operating Profit	12,500,824	11,566,796	10,196,493	9,429,946	9,086,520
Recurring Profit	10,428,072	11,728,595	11,086,119	11,692,000	10,696,148
Net Profit	2,280,185	1,833,485	1,429,457	2,099,224	1,819,452

	2,076,032	1,465,444	1,114,971	1,331,484	1,662,779

	1,518,248	1,101,325	819,319	1,636,991	1,558,032

30

2.  Items to pay attention for use of Financial Statements

A.  Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on financial statements are as follows.

	For 3Q 2003 and 2002	For 1999, 2000 and 2001

CPAs	Samil Accounting Corp PricewaterhouseCoopers	Anjin & Co Arthur Anderson

Audit Opinion	Unqualified	Unqualified

B.  Any violations against GAAP

(1)	Violations which need to amend financial statements

      N.A.

(2)	Violations, which are not related with amendment of financial statements

      N.A.

3.  Unconsolidated Financial Statements

A.  Balance Sheet

      Refer to the attached the review report for the three months periods ended June 30, 2003

B.  Income Statements

      Refer to the attached the review report for the three months periods ended June 30, 2003

C.  The Note in the Financial Statement

      Refer to the auditor’s note in financial statement

D.  The Financial Statement before and after amended in this fiscal year

      N.A

31

4.  Consolidated Financial Statements

A.  Summary for the fiscal years 1998 through 2002

	(million won)

	2002	2001	2000	1999	1998

Current Assets	5,397,476	4,960,937	6,306,451	5,982,514	7,016,426
Quick Assets	3,726,031	3,223,686	4,394,808	4,306,231	5,441,838
Inventories	1,671,446	1,737,251	1,911,643	1,676,282	1,574,588
Fixes Assets	13,679,373	14,444,398	13,840,224	13,707,420	13,562,658
Investments	2,879,987	3,352,924	2,849,980	2,472,524	1,763,880
Tangible Assets	10,324,574	10,600,766	10,454,929	10,811,472	11,153,471
Intangible Assets	474,812	490,708	535,315	423,424	241,257
Deferred Assets	0	—	—	—	404,050
Adjustment for consolidation	0	—	—	—	21,619

Total Assets	19,076,849	19,405,334	20,146,675	19,689,934	20,600,703

Current Liabilities	3,965,489	3,618,918	5,346,831	4,524,361	5,190,203
Fixed Liabilities	3,536,930	5,435,628	5,241,545	5,965,490	7,059,046
Deferred Liabilities		—	—	—	17,231

Total Liabilities	7,502,419	9,054,546	10,588,376	10,489,851	12,266,480

Minority Interest	279,165	168,171	159,623	121,333	118,129
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,797,737	3,859,030	3,860,756	3,799,991	4,023,046
Retained Earnings	8,219,499	6,966,189	6,595,470	5,193,185	3,675,392
Capital Adjustments	-1,204,374	-1,125,004	-1,539,953	-396,830	35,253

Total Shareholders’ Equity	11,574,430	10,350,789	9,558,299	9,200,082	8,334,223

Total Sales	14,354,918	13,121,097	13,776,214	12,701,013	13,613,157
Operating Profit	2,049,867	1,587,293	2,306,463	2,020,805	1,900,700
Recurring Profit	1,507,437	1,174,673	1,384,660	1,707,201	1,506,764

Total Net Profit	1,109,132	837,210	1,642,350	1,555,348	1,107,696

Consolidated Net Profit	1,089,288	845,679	1,636,667	1,554,397	952,933
Number of Consolidated Companies	33	32	34	34	34

32

B.  Items to pay attention for use of Financial Statements

(1)	Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on financial statements are as follows.

	For 3Q 2003 and 2002	For FY 1999, 2000 and 2001

CPAs	Samil Accounting Corp PricewaterhouseCoopers	Anjin & Co Arthur Anderson

Audit Opinion	Unqualified	Unqualified

(2)	Any violation, need to amend the consolidated financial statement

       N.A

(3)	Any violation, does not need to amend the consolidated financial statement

       N.A

(4)	The companies included in the consolidated financial statement in the recent 3 fiscal years

	The companies included	The companies added	The companies dropped

2002	POSCO and 33 companies	POSREC Qintao

2001	POSCO and 32 companies	—	POS Energy and other

2000	POSCO and 34 companies	POSTEC Venture and other	Davy Distington Ltd and other

C.  Consolidated Financial Statements

(1)	Consolidated Balance Sheet

       Refer to the 35th Consolidated Financial Statements as of December 31, 2002

(2)	Consolidated Income Statements

       Refer to the 35th Consolidated Financial Statements as of December 31, 2002

6.  Divisional Financial Status

A.  Divisional Financial Information

     N.A

The POSCO and its related companies have been operating mainly steel business

B.  Regional Financial Information

     N.A

There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

33

7.  Financial Statement before and after consolidation

A.  The overview of consolidation

      N.A

B.  Financial Statement before and after consolidation

      N.A

C.  Issues related Consolidation

      N.A

IV.  Current Situation on Corporate Governance and Company Affiliates

1.  Overview of Corporate Governance

A.	Issues Related with the Board of Directors

(1)	Composition of the Board of Directors

(A)	Authority of the Board of Directors

•	Deliberation and resolution of legal issues and key matters in business operations

-	Discusses and make decisions on the convocation of shareholders meetings and submission of agendas for shareholders meetings, as well as on legal issues including the issuance of new shares, and the repurchase and disposal of company shares

-	Discusses and makes decisions on key matters in business operations, including mid- and long-term business strategies, annual business plans, and new investments in and outside of the company

•	Recommendation of standing directors of the board, and election of the chairman of the board, president, vice-presidents, executive vice president, and senior vice presidents among standing directors

•	Selection of members of the special committees

•	Determination of the functions of the board of directors and special committees

(B)	Whether to disclose personal profiles of director candidates before shareholders meeting, and whether shareholders can recommend candidates

Feb. 17, 2003	The Director Candidate Recommendation and Evaluation Committee recommended 3 candidates for outside directors

Feb. 18, 2003	The board of directors recommended 2 candidates for standing directors

Feb. 18, 2003	Disclosed the personal profiles of director candidates and their relevant experience

Mar. 14, 2003	Selected directors (shareholders meeting)

34

(C)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation and Evaluation Committee

Is an outside
Name	director	Remarks

Park Ung-suh (Chairman)	•	< Satisfies the regulation requiring that more than 50% of
Lim Jong-won (member)	•	directors should be from outside >

Samuel F. Chevalier (member)	•	- Outside directors (5):
Pursuant to 3 of Clause 16 under Article 191 in the
Yoo Hyun-shik (member)	•	Securities Exchange Act (Correspondingly applying 2 of
Kim Han-kyung (member)	•	Clause 5 of under Article 54 in the Securities Exchange Act)

(D)	List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks

Park Ung-suh	• Prof.of Sejong University, president of the Korea-Australia Foundation	None

• Former president of Samsung Petrochemical Co.

(Economics at Seoul National University, PhD in economics from University of Pittsburgh)

Chung Jae-young	• Vice president of SungKyunKwan University	”

• Former president of the Korean-Japanese Economics and Management Association

(Business administration at Sungkyunkwan University, PhD in business from Waseda University)

35

Relation with
majority
Name	Experience	shareholder	Remarks

Shin Guil-soo	• President of International Strategic Management Institute	”

• Prof. of Business Administration and Economics, Myongji University

(Business administration at SNU, PhD in business administration from Myongji University)

Im Jong-won	• Prof. of business administration, SNU	”

• Former chairman of the Korea Marketing Association

(Business administration at SNU, PhD in business administration from University of Alabama)

Samuel F. Chevalier	• Former vice chairman, Bank of New York	”

• Former president of Irving Bank (Economics, Northeastern University)

Kim E. Han	• Distinguished Professor at University of Michigan	”

• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank

(MBA at Cornel University, PhD in business administration from State University of New York)

Yoo Hyun-shik	• Former president of Samsung General Chemicals	”

• Former vice-president of Cheil Industries Inc.

(Chemical engineering at SNU)

Kim Han-kyung	• Former vice chairman of SK Corp.	”

• Former president of SK Corp.

(Business administration at Kyunghee University)

36

•	Preparation of internal system to allow access to management information

-	Issues critical to company management are set to be deliberated at the board of directors. (Related materials are distributed days before the opening of the board of directors meeting)

-	Key agendas to be submitted to the board of directors are pre-examined by a designated special committee that consists mostly of outside directors.

-	Operates a division to support outside directors. Regularly reports on management conditions and frequently offers related materials to outside directors.

-	Holds workshops and management report sessions for outside directors.

(E)	Whether a director is covered by damage liability insurance or not

	Annual insurance		Insurance premium
Name	premium	Insurance benefits	paid by company	Remarks

All directors	326 million won	30 billion won	Entirety

(2)	Issues Related with the Operation of the Board of Trustees

(A)	Key issues in regulations on the operation of the board of trustees

•	Agendas submitted to the board of directors

-	Convocation of general shareholders meetings, and agendas submitted to the meetings, issuance of new shares, purchase and disposal of company shares, and deliberation and resolution of legal matters

-	Deliberation and resolution of key management issues, including mid- and long-term management strategy, annual business plans, and major internal and external new investments

•	Composition of special committees under the board of directors and their functions

Category	Composition	Major functions

Director Candidate Recommendation and Evaluation Committee	5 outside directors	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates

- Advance screening for nominating representative director, members of special committee(s) — Evaluation of business performance

Finance & Operation Committee	3 outside directors 2 standing directors	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the board of directors

- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

37

Category	Composition	Major functions

Audit Committee	4 outside directors	- Audit of corporate accounting and business operations

- Creation of audit report on closing accounts, and reporting to the shareholders meeting

Management Committee	6 standing directors	- Advance deliberation on and approval of in-house investment schemes

- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel

- Important subjects on working policy, and changes to welfare

•	Operation procedure of the board of directors and special committees (refer to the regulations on the operation of the board of directors)

(B)	List of key activities of the board of directors (Jan. 1 - Oct. 17, 2003)

Session	Date	Agenda	Approval	Remarks

2003-1	Jan.16	3 cases including the construction of No. 5 CGL at Gwangyang Works	3 cases approved

2003-2	Feb.18	3 cases including a plan on donations to the POSCO Educational Foundation	3 cases approved

2003-3	Mar.14	6 cases including selection of chairman and president	6 cases approved

2003-4	Apr.26	8 cases including POSTEEL transaction plan for 2003	8 cases approved

2003-5	June 25	4 cases including amendment of Business plan for 2003	4 cases approved

2003-6	July 22	9 cases including Purchase & Retirement of Treasury Stock	9 cases approved

2003-7	Oct.17	7 cases including STS Expansion Plan of ZPSS (Zhangjiagang Pohang Stainless Steel Co., Ltd.) in China	7 cases approved

38

(C)	Major activities of outside directors on the board of directors (Jan. 1 - Oct. 17, 2003)

Number of
participating
Session	Date	outside directors	Remarks

2003-1	Jan. 16	6 persons

2003-2	Feb. 18	8 persons

2003-3	Mar. 14	8 persons

2003-4	Apr. 26	6 persons

2003-5	June 25	8 persons

2003-6	July 22	8 persons

2003-7	Oct. 17	7 persons

(D)	Composition of committees and their activities (Jan. 1 - Oct. 17, 2003)

Date of meeting	Committee	Agenda	Remarks

Jan. 14, 2003	Management Committee	3 cases, including the construction of No. 5 CGL at Gwangyang Works

Jan. 15, 2003	Director Candidate Recommendation and Evaluation Committee	2 cases, including the evaluation of business performance for the entire company in 2002

Jan. 22, 2003	Finance & Operation Committee	2 cases, including donations to help the underprivileged

Feb. 17, 2003	Management Committee	2 cases, including plan on donations to the POSCO Educational Foundation

Feb. 17, 2003	Director Candidate Recommendation and Evaluation Committee	Assessment of qualifications of 3 standing directors

Mar. 4, 2003	Management Committee	Replacement of cold-rolled CLTS 1,2,3 at Gwangyang Works

Mar. 11, 2003	Finance & Operation Committee	2 cases, including charity donations to help Daegu subway fire victims

Mar. 14, 2003	Director Candidate Recommendation and Evaluation Committee	5 cases, including selection of chairman of the board and president

Mar. 28, 2003	Finance & Operation Committee	Planning on support for the 42nd South Jeolla Province residents’ sports competition

Apr. 25, 2003	Finance & Operation Committee	Investment in the construction of a complex-processing center for automobile steel sheets in China

39

Date of meeting	Committee	Agenda	Remarks

Apr. 26, 2003	Director Candidate Recommendation and Evaluation Committee	2 cases, including provision of stock options

May 6, 2003	Management Committee	Upgrading of electrical steel sheets (1st stage)

May 20, 2003	Management Committee	3 cases, including addition of facilities to foundry blast furnace in Pohang

June 10, 2003	Management Committee	2 cases, including installation of degassing facilities at No 2 steel-making plant in Gwangyang

June 24, 2003	Management Committee	2 cases, including expansion of No 9 power plant in Gwangyang

June 25, 2003	Director Candidate Recommendation and Evaluation Committee	Revision of business plan for 2003

June 25, 2003	Finance & Operation Committee	2 cases, including relocation of public facilities in Pohang residential complex to Pohang City

July 15, 2003	Management Committee	3 cases, including Blast Furnace No. 3 and 4 in Pohang, and Blast Furnace No. 3 and 4 in Gwangyang

July 22, 2003	Finance & Operation Committee	3 cases, including plan on establishment of a holding company in China

Aug. 26, 2003	Management Committee	3 cases, including plan on sale of Seungri villa

Sep. 30, 2003	Management Committee	4 cases, including plan on Hydroforming

Oct. 14, 2003	Management Committee	2 cases, including extension of installations TWB Facilities.

Oct. 16, 2003	Finance & Operation Committee	4 cases including STS Expansion Plan of ZPSS(Zhangjiagang Pohang Stainless Steel Co., Ltd.) in China

Oct. 17, 2003	Director Candidate Recommendation and Evaluation Committee	Adjustment to the exercise price and the number of shares granted of the Stock Option Disposal of Treasury Stocks

40

B.	Matters Concerning Auditing

(1)	Matters Concerning Auditing Organization

(A)	Whether to set up the audit committee (auditors), and how to compose the committee, etc.

•	Legal ground for establishment: Pursuant to the Commercial Act (Clause 2 under Article 415) and the Securities Exchange Act (Clause 17 under Article 191), POSCO is obliged to set up a committee (total assets exceeding 2 trillion won)

•	Establishment

-	Date: March 17, 2000

-	Members: 4 persons (4 members of outside directors)

•	Operated in compliance with regulations on the operation of the audit committee (Legislated on March 17, 2000)

-	Arrangement of the meeting: One regular session per quarter and special meetings as necessary

-	Resolution of agenda: More than half of the registered members should participate and a minimum of half of the participants should reach consensus

-	Submission of agenda: Submitted by committee chairman, chairman of the board, or each member

-	Supporting department: In-house auditing department supports the committee for the efficient processing of tasks

(B)	Whether to prepare an in-house mechanism to allow the audit committee (auditors) to access relevant management information

-	Stipulated in regulations on the operation of the audit committee in compliance with related legislation

1.	The committee audits managerial executions by directors

2.	The committee may request directors to report on operations, and/or examine the company’s business operations and asset portfolio.

3.	The committee may request a director to stop certain deeds, should the director pursue activities in violation of the articles of incorporation as which may cause irrevocable damage to the company.

4.	The committee may demand the board of directors to convene a special shareholders meeting.

5.	As necessary, the committee may request companies in which POSCO is invested to report on their business operations. If an invested company does not report as requested right away, or if the committee needs to confirm the validity of the report, the committee may also investigate the operations of the invested company and its asset portfolio.

6.	As necessary, the committee may receive consulting from outside experts at the company’s expense.

41

(C)	Personal profile of the audit committee (auditors)

Name	Experience	Qualifications	Remarks

Chung Jae-young	Vice president of the faculty of humanities and social science at Sungkyunkwan University	Satisfies requirements in the articles of incorporation	Chair

Park Ung-suh	Prof of business administration, Sejong University	”

Kim Eung-han	Distinguished Prof. of University of Michigan	”

Yoo Hyun-shik	Former president of Samsung General Chemicals	”

(2)	Major activities of the audit committee (auditors)

Session	Date	Agenda	Approval	Remarks

2003-1st	Jan. 16, 2003	• Report agendas		All members
		- Report on operations of the in-house controlling system in the second half of 2002	-	participating
		- Report on plans on how to operate the audit office in 2003	-

2003-2nd	Feb. 11, 2003	• Review agendas		All members
		- Results of the audit of account for the 35th fiscal year	Approved	participating
		- Assessment of operations of the in-house controlling system in 2002	Approved
• Report agendas
- Overview of EP/EDMS/KMS

2003-3rd	Mar. 14, 2003	• Deliberation agenda		All members
		- Approval of the appointment of the audit office head	Approved	participating

2003-4th	Apr. 25, 2003	• Deliberation agendas		3 members
		- Revision of regulations on the operation of the audit committee	Approved	participating
		- Selection of a manager for the self-observation of fair trade	Approved
• Report agenda
		- Results of audit on account closing for the first quarter of the 36th fiscal year	-
		- Results of restatement of US GAAP links and adjustment	-

42

Session	Date	Agenda	Approval	Remarks

2003-5th	June 25, 2003	• Deliberation agenda		All members
		- Approval of the salary of external auditor for 2003	Approved	participating

2003-6th	July 22, 2003	• Deliberation agenda		All members
		- Results of the audit of account closing for the second quarter of the 36th fiscal year	Approved	participating
- Made a report of internal accounting control system

C.	Execution of Voting Rights by Shareholders

(1)	Whether to Adopt the Cumulative Voting System

[Irrelevant]

(2)	Whether to Adopt the Ballot Voting System or Electronic Voting System

[Irrelevant]

(3)	Execution of Voting Rights by Minority Shareholders

[Irrelevant]

43

D.  Compensation of Executives

(1)	Current situation of salary to directors (including outside directors) and members of the audit committee (auditors)

Maximum pay
		approved by	Average payment
	Total payment	shareholders meeting	per person
Category	(2003.1-2003.9)	(2002)	(2003.1-2003.9)	Remarks

Director	2.53 billion won	3.5 billion won	180 million won

*	Standards for bonus payment: Paid out twice per year (January, June) according to business performance within a limit of 100% of his or her basic annual salary (200% for the chairman of the board).

(2)	List of Stock Options Presented to Executives

[Refer to D. Stock option under 4. Number of Total Shares, in I. Company Overview]

44

POSCO

Interim Financial Statements
As of September 30, 2003 and for the three-month and
nine-month periods ended September 30, 2003 and for the
nine-month period ended September 30, 2002

Independent Accountant’s Report

To the Board of Directors and Shareholders of
POSCO

We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of September 30, 2003 and the related non-consolidated statements of income and cash flows for the three-month period and nine-month period ended September 30, 2003, and the non-consolidated statements of income and cash flows for the nine-month period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We have not reviewed, or performed and audit of, the accompanying non-consolidated statements of income and cash flows for the three-month period ended September 30, 2002, which are presented herein for comparative purposes. Under the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea in effect prior to December 31, 2002, there was no requirement to obtain an audit, or a review, of these comparative statements of income and cash flows for each quarterly period in the interim financial reports.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with financial accounting standards generally accepted in the Republic of Korea.

Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 2 to the non-consolidated financial statements, the financial statements for the year ended December 31, 2002, presented herein for comparative purposes, were readjusted in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, amounting to KRW245,216 million, was reverted back to retained earnings. The net effect of this application increased the balance of retained earnings and decreased dividends payable by KRW245,216 million.

As discussed in Notes 15 and 27 to the non-consolidated financial statements, during the nine-month periods ended September 30, 2003 and 2002, the Company entered into sales and purchase transactions with related parties amounting to KRW1,709,708 million and KRW1,104,802 million, respectively, in 2003, and KRW1,579,744 million and KRW1,381,753 million, respectively, in 2002. Related receivables and payables amounted to KRW345,527 million and KRW126,691 million, respectively, as of September 30, 2003, and KRW420,979 million and KRW176,270 million, respectively, as of December 31, 2002. As of September 30, 2003 and December 31, 2002, guarantees provided to related parties amounted to KRW183,795 million and KRW154,413 million, respectively.

As discussed in Note 1 to the non-consolidated financial statements, on October 16, 2003, the Company acquired and retired 1,815,640 shares of treasury stock with the approval of the Board of Directors on July 22, 2003. Accordingly, total issued shares was reduced to 88,966,155 from 90,781,795. In addition, on October 17, 2003, the Company decided to invest KRW287,504 million in equity to Zhangjiagang Pohang Stainless Steel Co., Ltd.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of POSCO as of December 31, 2002 and the related non-consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended, not presented herein, and in our report dated January 17, 2003, we expressed an unqualified opinion on those non-consolidated financial statements. In our opinion, the information set forth in the accompanying non-consolidated balance sheet as of December 31, 2002, presented herein for comparative purposes, is not materially different from the audited non-consolidated balance sheet referred to above, except for the restatement in accordance with Statement of Korean Financial Accounting Standards No. 6, Subsequent Events.

Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
October 17, 2003

This report is effective as of October 17, 2003, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

POSCO
Non-Consolidated Balance Sheets
September 30, 2003 and December 31, 2002
(Unaudited-See Independent Accountant’s Report)

(in millions of Korean Won)	2003	2002

Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	334,065	91,093
Short-term financial instruments (Notes 3 and 26)	367,772	109,011
Trading securities (Note 6)	1,303,433	982,861
Current portion of held-to-maturity securities (Note 7)	189,048	22,455
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)	1,296,878	1,186,804
Inventories (Note 5)	1,400,270	1,270,929
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)	19,759	34,272
Other current assets, net of allowance for doubtful accounts (Note 10)	61,024	75,200

Total current assets	4,972,249	3,772,625
Investment securities (Note 7)	3,401,108	3,775,092
Long-term financial instruments (Note 3)	45	50
Long-term loans, net of allowance for doubtful accounts	1,089	1,089
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)	38,194	35,988
Property, plant and equipment, net (Notes 8 and 29)	8,957,245	9,271,701
Intangible assets, net (Notes 9, 28 and 29)	349,341	331,144
Other long-term assets, net of allowance for doubtful accounts (Note 10)	68,322	56,797

Total assets	17,787,593	17,244,486

POSCO
Non-Consolidated Balance Sheets
September 30, 2003 and December 31, 2002
(Unaudited-See Independent Accountant’s Report)

(in millions of Korean Won)	2003	2002

Liabilities and shareholders’ equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	422,269	393,847
Current portion of long-term debt, net of discount on debentures issued (Note 11)	839,844	1,263,602
Accrued expenses (Note 26)	200,780	184,578
Other accounts and notes payable (Notes 26 and 27)	248,501	226,269
Withholdings	32,633	38,673
Income tax payable	428,794	367,968
Dividends payable	1,578	1,601
Other current liabilities (Note 14)	106,003	20,736

Total current liabilities	2,280,402	2,497,274
Long-term debt, net of current portion and discount on debentures issued (Note 12)	2,722,410	2,944,313
Accrued severance benefits, net (Note 13)	119,545	73,668
Deferred income tax liabilities (Note 24)	106,811	128,175
Other long-term liabilities (Note 14)	57,601	34,260

Total liabilities	5,286,769	5,677,690

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)	482,403	482,403
Capital surplus (Note 16)	3,716,728	3,685,953
Retained earnings (Note 17)	9,674,618	8,483,234
Capital adjustments, net (Note 18)	(1,372,925)	(1,084,794)

Total shareholders’ equity	12,500,824	11,566,796

Liabilities and shareholders’ equity	17,787,593	17,244,486

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended
September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

	For the three-month		For the nine-month
	periods ended September 30		periods ended September 30

(in millions of Korean Won)	2003	2002	2003	2002

Sales (Notes 27 and 29)	3,640,126	3,079,528	10,428,072	8,533,880
Cost of goods sold (Note 21)	2,684,214	2,308,778	7,507,685	6,788,444

Gross profit	955,912	770,750	2,920,387	1,745,436
Selling and administrative expenses (Note 22)	234,583	193,316	640,202	554,848

Operating profit	721,329	577,434	2,280,185	1,190,588
Non-operating income
Interest income	18,348	10,615	43,550	25,703
Gain on foreign currency transactions	21,178	54,173	47,386	78,390
Gain on foreign currency translation	50,780	13,067	44,824	132,683
Gain on valuation of investments using the equity method	18,616	21,478	21,909	—
Others	25,829	56,769	101,465	119,005

	134,751	156,102	259,134	355,781

Non-operating expenses
Interest expense	47,664	68,395	168,685	218,641
Loss on foreign currency transactions	9,163	23,399	40,765	63,572
Loss on foreign currency translation	51,736	63,282	30,593	21,200
Donations (Note 23)	13,352	11,748	77,832	18,156
Loss on valuation of investments using the equity method	—	—	—	14,038
Impairment loss on property, plant and equipment	—	—	78,823	132,720
Others	35,351	44,252	66,588	112,847

	157,266	211,076	463,286	581,174

Ordinary income	698,814	522,460	2,076,033	965,195
Extraordinary gain	—	—	—	—

Net income before income taxes	698,814	522,460	2,076,033	965,195
Income tax expense (Note 24)	199,234	144,704	557,785	228,804

Net income	499,580	377,756	1,518,248	736,391

Earnings per share (Note 25) (in Korean Won)	6,102	4,640	18,575	8,991

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended
September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

	For the three-month		For the nine-month
	periods ended September 30		periods ended September 30

(in millions of Korean Won)	2003	2002	2003	2002

Cash flows from operating activities
Net income	499,580	377,756	1,518,248	736,391
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	368,002	339,524	1,081,834	983,771
Accrual of severance benefits	40,811	12,597	86,855	54,734
Loss (gain) on valuation of investments using the equity method	(18,616)	(21,478)	(21,909)	14,038
Loss (gain) on foreign currency translation	1,576	54,154	(14,423)	(117,946)
Recovery of impairment loss on investments	—	—	—	(588)
Interest expense	2,904	3,464	9,422	11,552
Interest income	(845)	(771)	(2,467)	(2,505)
Others	24,981	(1,359)	99,661	180,434

	418,813	386,130	1,238,971	1,123,490

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable	(114,536)	2,728	(110,995)	94,167
Decrease (increase) in other accounts and notes receivable	(5,763)	27,847	51,661	143,649
Decrease (increase) in inventories	(105,366)	64,600	(130,357)	106,313
Increase (decrease) in deferred income tax liabilities	11,544	—	(21,365)	(22,262)
Increase (decrease) in trade accounts and notes payable	29,081	(37,717)	28,422	—
Increase in other accounts and notes payable	64,300	9,004	22,232	15,954
Increase in income tax payable	35,975	136,295	60,826	165,567
Payment of severance benefits	(5,381)	—	(10,056)	(2,610)
Transfers to the National Pension Fund	—	3	12	12
Increase in retirement insurance deposits	(1,101)	(549)	(33,007)	(1,791)
Others	(56,156)	(65,308)	74,018	(121,256)

	(147,403)	136,903	(68,609)	377,743

Net cash provided by operating activities	770,990	900,789	2,688,610	2,237,624

POSCO
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended
September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

	For the three-month		For the nine-month
	periods ended September 30		periods ended September 30

(in millions of Korean Won)	2003	2002	2003	2002

Cash flows from investing activities
Disposal of short-term financial instruments	27,000	—	294,471	326,704
Disposal of trading securities	2,144,022	2,723,600	7,034,814	6,590,689
Disposal of investment securities	99,619	—	109,222	—
Proceeds from short-term loans	—	81	16	100
Proceeds from long-term financial instruments	—	—	6	26,679
Proceeds from office lease deposits	759	—	320,711	26
Disposal of property, plant and equipment	1,202	921	5,719	31,832
Acquisition of short-term financial instruments	(25,773)	(32,784)	(553,231)	(207,649)
Acquisition of trading securities	(2,396,124)	(3,107,921)	(7,326,366)	(7,277,518)
Acquisition of available-for-sale securities	(71)	(74,671)	(455)	(118,253)
Acquisition of investment securities using the equity method	(39,891)	—	(53,000)	—
Acquisition of-held-to-maturity securities	(243)	—	(19,549)	—
Acquisition of property, plant and equipment	(233,757)	(349,947)	(805,963)	(1,129,157)
Acquisition of intangible assets	(27,219)	(22,378)	(73,112)	(45,151)
Payment of office lease deposits	(150)	(53)	(320,210)	(771)
Others	26,219	78,624	18,196	56,188

Net cash used in investing activities	(424,407)	(784,528)	(1,368,731)	(1,746,281)

Cash flows from financing activities
Proceeds from long-term debt	514,169	198,853	519,410	494,917
Disposal (acquisition) of treasury stock	(93,549)	82,511	(103,520)	82,511
Repayment of current maturities of long-term debt	(769,290)	(574,470)	(1,147,971)	(1,059,409)
Repayment of long-term debt	(9,190)	(3,108)	(17,938)	(4,494)
Payment of cash dividends	(81,656)	(40,847)	(326,888)	(204,112)
Others	—	26,858	—	73,431

Net cash used in financing activities	(439,516)	(310,203)	(1,076,907)	(617,156)

Net increase (decrease) in cash and cash equivalents	(92,933)	(193,942)	242,972	(125,813)
Cash and cash equivalents at the beginning of the period	426,998	283,921	91,093	215,792

Cash and cash equivalents at the end of the period	334,065	89,979	334,065	89,979

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons; 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and six liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of KRW5,000 per share). As of September 30, 2003, 90,781,795 shares of common stock were issued and outstanding. In addition, the Company acquired and retired 2,807,690 and 2,891,140 shares of treasury stock with the approval of the Board of Directors on November 20, 2002 and August 25, 2001, respectively. The Company has decided to acquire and retire 1,815,640 shares of treasury stock with the approval of the Board of Directors on July 22, 2003. The aforementioned treasury shares were acquired and retired on October 16, 2003. Accordingly, total issued shares reduced to 88,966,155 from 90,781,795. As of September 30, 2003, 90,781,795 shares of common stock were issued and outstanding.

In accordance with the approval of shareholders on March 15, 2002, the Company changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

As of September 30, 2003, the Company’s shareholders are as follows:

	Number of	Percentage of
	shares	shares (percent)

Pohang University of Science and Technology	3,028,200	3.34
Nippon Steel Corporation	2,894,435	3.19
National Pension Corporation	2,051,377	2.26
The Industrial Bank of Korea	1,688,811	1.86
Others	81,118,972	89.35

	90,781,795	100.00

As of September 30, 2003, the shares of the Company are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York and London Stock Exchanges.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements, covering the periods beginning after December 31, 2002, are summarized below:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position and results of operations, is not presented in the accompanying non-consolidated financial statements.

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimated are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

Effective from January 1, 2003, the Statements of Korean Financial Accounting Standards (“SKFAS”) No. 2 through No. 9, newly published by the Korean Accounting Standards Board (“KASB”), were adopted by the Company in the preparation of its financial statements. The non-consolidated financial statements for the year ended December 31, 2002, presented herein for comparative purposes, were readjusted in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, amounting to KRW245,216 million, was reverted back to retained earnings. The net effect of this application increased the balance of retained earnings and decreased dividends payable by KRW245,216 million.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on an analysis of portfolio quality and management judgment.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials in-transit which are stated at actual cost determined using the specific identification method.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

If the net realizable value of inventory is lower than its cost, the carrying amount is reduced to the net realizable value.

Investment Securities

Investment securities are classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with the intention of the Company. Trading and available-for-sale securities are reported at fair value, including incidental expenses. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Held-to-maturity securities are reported at cost. Differences between the initial cost and face value are amortized using the effective rate over its term. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of changes in shareholders’ equity. The accumulated amount in equity is reported in current operations when the relevant securities are disposed or losses are recognized. If the collectible amount of the securities is less than its cost, such losses are recognized in current operations.

Investments in equity securities of companies over which the Company exercises a significant control or influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over a period up to twenty years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated considering the percentage of ownership.

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

Capitalization of financial expenses

The Company has expensed as a financial expense for manufacturing, acquisition, and construction for those that require more than 1 year from initial period to conclusion relating to the tangible assets, intangible assets and investment assets.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Present value discount of receivables

The Company has employed reasonable interests rate to discount and evaluate receivables from court receivership, composition proceedings, and negotiation. The difference arising from the aforementioned amount is amortized and accounted for as interest expense.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and structures	20 ~ 40 years
Machinery and equipment	8 years
Vehicles	4 years
Tools	4 years
Furniture and fixtures	4 years

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

Intangible Assets

Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Intellectual property rights	5 ~ 10 years
Land usage rights	40 years
Port facilities usage rights	2 ~ 37 years
Other intangibles	4 ~ 20 years

The costs incurred in relation to the development of new products and new technologies (including the development cost of internally used software and related costs) are recognized and recorded as development cost only if it is probable that future economic benefits that are attributable to the asset will flow into the Company and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

As of September 30, 2003, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to KRW11,787 million for the nine-month period ended September 30, 2003.

Discounts on Debentures

Discounts on debentures are amortized using the effective interest rate method over the repayment term of the debentures. Amortization of these discounts is included in interest expense.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is more likely than not that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense, under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the period.

Accrued Severance Benefits

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

Foreign Currency Transactions and Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Translation of Foreign Operations

Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average rate of the reporting period. Gains or losses on translation are offset against each other, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as a gain or loss upon closing the foreign branch or office.

Derivative Instruments

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedge, fair market value hedge and hedges for trading purpose. Other investments represent the fair market value of the net assets or liabilities related with derivative transactions. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of fair market value hedges, unrealized holding gains and losses are recorded in the statement of income. If the contract expires, the gains and losses from derivative transactions are presented in the statement of income in case of hedges for fluctuations in fair market value, and are offset against the purchase price of raw materials in case of cash flow hedging.

Impairment of Assets

The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the book value of the impaired asset.

3.	Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents, short-term and long-term financial instruments as of September 30, 2003 and December 31, 2002 consist of the following:

	Annual interest
(in millions of Korean Won)	rates (percent)	2003	2002

Cash and cash equivalents
Cash on hand and in banks	0.5	1,532	3,667
Checking accounts	—	2,313	1,668
Money market deposit account	3.25 ~ 3.55	142,000	7,170
Time deposits in foreign currency	0 ~ 1.23	188,220	78,588

		334,065	91,093

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

	Annual interest
(in millions of Korean Won)	rates (percent)	2003	2002

Short-term financial instruments
Time deposits	4.3 ~ 4.85	233,500	94,500
Specified money in trust	3.9	2,008	11,979
Time deposits in foreign currency	0.7	2,264	2,532
Certificate of deposit	4.28 ~ 4.7	130,000	—

		367,772	109,011

Long-term financial instruments
Guarantee deposit for opening accounts	—	45	50

		45	50

		701,882	200,154

The Company is required to provide collateral deposits amounting to KRW45 million to open checking accounts and, accordingly, the withdrawal of these deposits is restricted.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

4.	Accounts and Notes Receivable

Accounts and notes receivable and their allowance for doubtful accounts as of September 30, 2003 and December 31, 2002 are as follows:

(in millions of Korean Won)	2003	2002

Trade accounts and notes receivable	1,309,989	1,198,995
Less: Allowance for doubtful accounts	(13,067)	(11,958)
Present value discount	(44)	(233)

	1,296,878	1,186,804

Other accounts and notes receivable	62,171	74,416
Less: Allowance for doubtful accounts	(42,412)	(40,144)

	19,759	34,272

Long-term trade accounts and notes receivable	52,992	53,064
Less: Allowance for doubtful accounts	(98)	(98)
Present value discount	(14,700)	(16,978)

	38,194	35,988

The Company’s long-term trade accounts and notes receivable, which are in relation to reorganization claims from liquidation and composition procedures, were discounted using the Company’s weighted-average borrowing rate, which ranges from 7.8 to 8.62 percent.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

5.	Inventories

Inventories as of September 30, 2003 and December 31, 2002 are as follows:

(in millions of Korean Won)	2003	2002

Finished goods	197,430	162,549
Semi-finished goods	390,037	354,263
Raw materials	462,669	490,455
Materials in-transit	348,120	261,882
Others	2,014	1,780

	1,400,270	1,270,929

6.	Trading Securities

Trading securities as of September 30, 2003 and December 31, 2002 are as follows:

	Book value

(in millions of Korean Won)	2003	2002

Beneficiary certificates	486,601	300,825
Monetary market fund	695,269	682,036
Mutual fund	121,563	—

	1,303,433	982,861

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

7.	Investment Securities

Investment securities as of September 30, 2003 and December 31, 2002 consist of the following:

(in millions of Korean Won)	2003	2002

Available-for-sale securities	1,657,399	2,020,394
Held-to-maturity securities	11,160	72,448
Equity method investments	1,732,549	1,682,250

	3,401,108	3,775,092

Available-For-Sale Securities

Available-for-sale securities as of September 30, 2003 and December 31, 2002 consist of the following:

(in millions of Korean Won)	2003	2002

Marketable equity securities	1,450,409	1,618,963
Non-marketable equity securities	203,802	397,076
Investments in bonds	212	12
Equity investments	2,976	4,343

	1,657,399	2,020,394

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Investments in marketable equity securities as of September 30, 2003 and December 31, 2002 are as follows:

	2003				2002

		Percentage of
	Number of	ownership	Acquisition
(in millions of Korean Won)	shares	(percent)	cost	Book value	Book value

Hanil Iron & Steel Co., Ltd.(*)	206,798	9.95	2,412	2,295	2,215
Hi Steel Co., Ltd.(*)	123,052	9.95	1,608	1,087	1,477
Moonbae Steel Co., Ltd.	1,849,380	9.02	3,588	2,219	1,219
Chohung Bank	135,394	0.03	3,757	454	555
Hana Bank	4,617,600	2.34	29,998	72,496	75,267
Korea Investment Corporation	588,000	0.76	588	159	126
SK Telecom Co.	5,794,924	6.83	1,657,348	1,066,266	1,327,037
Samjung P&A Co., Ltd.	270,000	9.00	2,714	1,971	2,295
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.48	3,911	673	579
Nippon Steel Corporation	147,876,000	2.17	285,103	302,789	208,193

			1,991,027	1,450,409	1,618,963

(*)	As of January 1, 2003, HI Steel Co., Ltd. has been split off from Hanil Iron & Steel Co., Ltd.

(**)	1,699,428 SK telecom Co. shares from available-for-sale has been placed as a collateral for exchangeable bonds (Note 12).

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Marketable equity securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustments account, as follows:

(in millions of Korean Won)	Beginning balance	Increase (decrease)	Ending balance

Valuation gain	45,269	14,917	60,186
Valuation loss	(417,333)	(183,471)	(600,804)

	(372,064)	(168,554)	(540,618)

(*)	There were no available-for-sale securities disposed during the nine-month period ended September 30, 2003.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Investments in non-marketable equity securities as of September 30, 2003 and December 31, 2002 are as follows:

	2003					2002

		Percentage of
	Number of	ownership	Acquisition	Net
(in millions of Korean Won)	shares	(percent)	cost	asset value	Book value	Book value

Dae kyeong Special Steel Co., Ltd. (*)	1,786,000	19.00	8,930	4,306	8,930	8,930
Kihyup Technology Banking Corporation (***)	600,000	10.34	3,000	3,412	3,000	3,000
Powercomm Corporation (***)	4,500,000	3.00	153,000	24,901	153,000	153,000
The Siam United Steel (****)	9,000,000	10.00	26,640	4,115	26,640	26,640
PT-POSNESIA Stainless Steel Industry (**)	29,610,000	70.00	9,474	10,427	9,474	9,474
POSVINA Co., Ltd. (**)	—	—	—	—	—	1,527
Others	—	—	2,758	3,717	2,758	194,505

			203,802	50,878	203,802	397,076

(*)	The net asset value of the non-marketable equity securities is determined based on the investee companies’ most recent available financial information, which has not been reviewed or audited as of June 30, 2003.

(**)	As of December 31, 2002, the investments in PT-POSNESIA Special Steel Industry, whose operation has been suspended for more than one year, was excluded from the equity method of accounting. Investments in POSVINA, whose total assets as of December 31, 2002 was less than KRW7,000 million, were previously stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea, until January 1, 2003 when the Company applied the equity method.

(***)	Based on reviewed financial statements as of June 30, 2003.

(****)	Based on reviewed financial statements as of December 31, 2002.

Investments in bonds as of September 30, 2003 and December 31, 2002 are as follows:

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

		2003		2002

(in millions of Korean Won)	Period	Acquisition cost	Book value	Book value

Government bonds	1 ~ 5 years	60	60	12
	5 ~ 10 years	152	152	—

		212	212	12

Equity investments as of September 30, 2003 and December 31, 2002 are as follows:

		2003		2002
	Ownership
(in millions of Korean Won)	(percent)	Acquisition cost	Book value	Book value

Stock Market Stabilization Fund	1.16	1,184	2,976	4,343

Due to the increase in the net assets of its investees, the Company has recorded KRW612 million as a valuation gain on available-for-sale securities in the capital adjustments account as of September 30, 2003.

Held-To-Maturity Securities

Held-to-maturity securities as of September 30, 2003 and December 31, 2002 are as follows:

		2003		2002

(in millions of Korean Won)	Period	Acquisition cost	Book value	Book value

Current portion of held-to-maturity securities:
Government bonds	Less than 1 year	120,000	116,882	—
Bonds with subscription rights	”	—	—	432
Small and medium industry finance debentures	”	49,668	49,668	—

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

		2003		2002

(in millions of Korean Won)	Period	Acquisition cost	Book value	Book value

Bonds in foreign currency	”	US$19,400,000	22,498	15,925
Exchange equalization fund bonds	”	—	—	6,098

		169,668	189,048	22,455
		US$19,400,000

Held-to-maturity securities:
Small and medium industry finance debentures	1 ~ 5 years	—	—	49,668
Bonds in foreign currency	”	US$1,000,000	1,160	12,780
Government bonds	5 ~ 10 years	10,000	10,000	10,000

		10,000	11,160	72,448
		US$1,000,000

		179,668	200,208	94,903
		US$20,400,000

All the investments in debt securities are held-to-maturity investment debt securities. The Company provided financial bonds of Industrial Bank of Korea, amounting to KRW31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area. Interest income accrued from investment in bonds and held-to-maturity securities amounted to KRW6,854 million and KRW8,738 million for the nine-month periods ended September 30, 2003 and 2002, respectively.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Equity Method Investments

Equity method investments as of September 30, 2003 and December 31, 2002 are as follows:

	2003					2002

		Percentage of		Net
	Number of	ownership	Acquisition	asset value
(in millions of Korean Won)	shares	(percent)	cost	(*)	Book value	Book value

POSCO E&C	27,281,080	90.94	365,789	656,529	260,956	217,599
Posteel Co., Ltd.	17,155,000	95.31	113,393	277,416	269,154	267,792
POSCON Co., Ltd.	3,098,610	90.21	49,822	69,979	24,845	24,643
Pohang Steel Co., Ltd.	4,000,000	66.67	96,151	166,775	163,607	162,938
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00	17,052	31,412	11,809	10,810
POSDATA Co., Ltd.	4,000,000	64.99	35,000	65,625	56,522	62,500
POSCO Research Institute	3,800,000	95.00	19,000	22,534	22,532	22,228
Seung Kwang Co., Ltd.	2,737,000	66.03	28,408	27,934	27,893	26,610
POS-AC Co., Ltd.	130,000	100.00	1,043	6,814	618	1,468
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67	260,000	309,699	309,504	304,070
POSCO Machinery Co., Ltd.	1,000,000	100.00	10,000	23,569	14,581	13,609
POSCO Refractories & Environment (POSREC)	3,544,200	60.00	40,859	51,557	47,719	42,689
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00	28,500	32,737	32,758	32,690
Korea Daily News	1,863,949	22.40	19,999	11,030	11,030	13,023
eNtoB Corporation	560,000	17.50	2,800	2,432	2,362	1,879
Pohang Steel America Corporation (POSAM)	281,529	99.43	251,643	155,588	151,484	159,598
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00	37,352	48,503	49,019	48,517
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00	7,425	44,959	12,121	8,890
VSC-POSCO Steel Corporation (VPS)(**)	—	35.00	4,758	4,828	4,616	5,850

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

	2003					2002

		Percentage of		Net
	Number of	ownership	Acquisition	asset value
(in millions of Korean Won)	shares	(percent)	cost	(*)	Book value	Book value

DALIAN POSCO-CFM Coil Center Co., Ltd. (**)	—	40.00	9,586	14,752	14,399	19,206
POS-Tianjin Coil Center Co., Ltd. (**)	—	10.00	653	1,301	1,286	1,212
Zhangjiagang Pohang Stainless Steel Co., Ltd. (**)	—	82.48	113,280	151,533	141,190	146,393
SHUNDE Pohang Coated Steel Co., Ltd. (**)	—	93.80	23,165	24,515	27,695	30,955
POS-THAI Service Steel Center Co., Ltd.	477,288	11.67	1,625	847	794	740
Myanmar-POSCO Co., Ltd.	13,440	70.00	2,192	4,859	4,973	4,633
POSINVEST	2,000,000	100.00	22,910	34,603	34,602	34,295
KOBRASCO (***)	2,010,719,185	50.00	32,950	—	—	—
POSCHROME	21,675	25.00	4,859	5,652	5,717	3,833
Shunde Xingpu Steel Center Co., Ltd. (**)	—	10.50	927	1,565	1,580	1,584
POS-HYUNDAI STEEL	2,345,558	10.00	1,057	588	576	482
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00	2,308	2,364	541	2,308
POSVINA (**)	—	50.00	1,527	3,755	3,444	—
PT POSMI Steel Indonesia (**)	743	9.17	347	219	386	347
Qingdao Pohang Stainless Steel Co., Ltd. (**)	—	80.00	16,096	15,335	15,335	8,859
POSCO Venezuela Compania Anonima (POSVEN) (***)	4,480	40.00	—	—	—	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	—	100.00	7,070	6,901	6,901	—

			1,629,546	2,278,709	1,732,549	1,682,250

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

(*)	Due to the delay in closing and settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of September 30, 2003.

(**)	No shares have been issued in accordance with the local laws or regulations.

(***)	As of September 30, 2003, the Company discontinued using the equity method of accounting for investments in KOBRASCO, an investee with no book value, and unrecognized loss arising from the discontinuation of the equity method amounted to KRW180 million for the nine-month period ended September 30, 2003. In addition, the Company suspended applying the equity method for POSVEN, an investee with no book value. However, unrecognized loss arising from the discontinuation of the equity method is recorded as an allowance for doubtful accounts (Note 15).

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

     The details of the equity method valuation are as follows:

		Jan. 1, 2002 ~ June 30, 2002		July 1, 2002 ~ Sept. 30, 2002		Oct. 1, 2002 ~ Dec. 31, 2002

		Valuation		Valuation		Valuation
		gain and		gain and		gain and
	2002	loss using	Other	loss using	Other	loss using	Other	2002
(in millions of	Beginning	equity	increase or	equity	increase or	equity	increase or	Ending
Korean Won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

POSCO E&C	322,464	(1,250)	(10,853)	13,859	(58,542)	(12,688)	(35,391)	217,599
Posteel Co., Ltd.	290,772	(8,482)	(4,559)	2,195	(1,112)	(8,860)	(2,162)	267,792
POSCON Co., Ltd.	43,130	1,537	(3,975)	(888)	—	(15,161)	—	24,643
Pohang Steel Co., Ltd.	181,607	7,743	(3,000)	8,850	(36,644)	5,398	(1,016)	162,938
POSCO Machinery & Engineering Co., Ltd.	9,851	643	—	(136)	—	452	—	10,810
POSDATA Co., Ltd.	55,889	5,198	(2,000)	942	—	2,770	(299)	62,500
POSCO Research Institute	22,217	456	—	124	—	(569)	—	22,228
Seung Kwang Co., Ltd.	25,789	669	—	90	—	62	—	26,610
POS-AC Co., Ltd.	1,818	(95)	—	(192)	—	(63)	—	1,468
Changwon Specialty Steel Co., Ltd.	303,200	10,846	(2,600)	(33)	—	(7,343)	—	304,070
POSCO Machinery Co., Ltd.	14,143	464	—	(502)	—	(496)	—	13,609

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

		Jan. 1, 2002 ~ June 30, 2002		July 1, 2002 ~ Sept. 30, 2002		Oct. 1, 2002 ~ Dec. 31, 2002

		Valuation		Valuation		Valuation
		gain and		gain and		gain and
	2002	loss using	Other	loss using	Other	loss using	Other	2002
(in millions of	Beginning	equity	increase or	equity	increase or	equity	increase or	Ending
Korean Won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

POSCO Refractories & Environment (POSREC)	18,199	4,369	22,788	816	(295)	(3,188)	—	42,689
POSTECH Venture Capital Co., Ltd.	34,171	1,189	(2,683)	(397)	(952)	251	1,111	32,690
Korea Daily News	21,796	(3,147)	(4,816)	(621)	—	1,028	(1,217)	13,023
eNtoB Corporation	2,109	(165)	—	(21)	—	(44)	—	1,879
Pohang Steel America Corporation (POSAM)	116,928	13,518	(14,869)	3,019	45,302	16,282	(20,582)	159,598
POSCO Australia Pty. Ltd. (POSA)	47,361	4,743	(4,657)	100	(708)	781	897	48,517
POSCO Asia Co., Ltd. (POA)	7,400	278	(583)	868	131	489	307	8,890
VSC-POSCO Steel Corporation (VPS)	7,093	1,510	(2,715)	226	16	(121)	(159)	5,850
DALIAN POSCO-CFM Coil Center Co., Ltd.	15,170	1,137	(1,494)	2,325	369	1,615	84	19,206

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

		Jan. 1, 2002 ~ June 30, 2002		July 1, 2002 ~ Sept. 30, 2002		Oct. 1, 2002 ~ Dec. 31, 2002

		Valuation		Valuation		Valuation
		gain and		gain and		gain and
	2002	loss using	Other	loss using	Other	loss using	Other	2002
(in millions of	Beginning	equity	increase or	equity	increase or	equity	increase or	Ending
Korean Won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

POS-Tianjin Coil Center Co., Ltd.	1,119	46	(55)	71	27	36	(32)	1,212
Zhangjiagang Pohang Stainless Steel Co., Ltd.	119,148	10,774	1,546	7,588	3,321	8,654	(4,638)	146,393
SHUNDE Pohang Coated Steel Co., Ltd.	20,532	2,672	4,503	2,068	713	1,662	(1,195)	30,955
POS-THAI Service Steel Center Co., Ltd.	974	12	(15)	25	(15)	6	(247)	740
Myanmar-POSCO Co., Ltd.	3,567	878	(287)	273	105	265	(168)	4,633
POSINVEST	30,582	2,163	(2,231)	1,063	603	2,890	(775)	34,295
KOBRASCO	12,426	(4,278)	(2,644)	(20,406)	4,777	(761)	10,886	—
POSCHROME	3,192	491	316	(8)	(45)	417	(530)	3,833
Shunde Xingpu Steel Center Co., Ltd.	2,187	41	(102)	153	31	130	(856)	1,584
POS-HYUNDAI STEEL	431	54	(40)	27	18	(1)	(7)	482
Posmmit Steel Centre SDN BHD	—	—	—	—	—	—	2,308	2,308

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

		Jan. 1, 2002 ~ June 30, 2002		July 1, 2002 ~ Sept. 30, 2002		Oct. 1, 2002 ~ Dec. 31, 2002

		Valuation		Valuation		Valuation
		gain and		gain and		gain and
	2002	loss using	Other	loss using	Other	loss using	Other	2002
	Beginning	equity	increase or	equity	increase or	equity	increase or	Ending
(in millions of Korean Won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance

POSVINA	—	—	—	—	—	—	—	—
PT POSMI Steel Indonesia	—	—	—	—	—	—	347	347
Qingdao Pohang Stainless Steel Co., Ltd.	—	—	—	—	—	—	8,859	8,859
POSVEN	84,607	(89,530)	4,923	—	—	—	—	—

	1,819,872	(35,516)	(30,102)	21,478	(42,900)	(6,107)	(44,475)	1,682,250

(*)	Other increase or decrease represents the fluctuations of the investment securities due to an acquisition (disposition) in the current period, dividend received, valuation gain or loss on investment securities and changes in retained earnings.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

		2003.1.1 ~ 2003.6.30		2003.7.1 ~ 2003.9.30

	2003	Valuation gain	Other	Valuation gain	Other	As of
	Beginning	and loss using	increase or	and loss using	increase or	September 30,
(in millions of Korean Won)	balance	equity method	decrease (*)	equity method	decrease (*)	2003

POSCO E&C	217,599	(377)	13,247	33,239	(2,752)	260,956
Posteel Co., Ltd.	267,792	(852)	6,075	(1,501)	(2,360)	269,154
POSCON Co., Ltd.	24,643	849	677	(1,324)	—	24,845
Pohang Steel Co., Ltd.	162,938	8,232	(6,659)	(904)	—	163,607
POSCO Machinery & Engineering Co., Ltd.	10,810	553	—	446	—	11,809
POSDATA Co., Ltd.	62,500	(5,870)	4	(110)	(2)	56,522
POSCO Research Institute	22,228	299	—	5	—	22,532
Seung Kwang Co., Ltd.	26,610	1,001	—	282	—	27,893
POS-AC Co., Ltd.	1,468	(719)	—	(131)	—	618
Changwon Specialty Steel Co., Ltd.	304,070	2,141	3,015	278	—	309,504
POSCO Machinery Co., Ltd.	13,609	411	—	561	—	14,581
POSCO Refractories & Environment (POSREC)	42,689	3,482	(1,665)	3,213	—	47,719
POSTECH Venture Capital Co., Ltd.	32,690	399	(324)	148	(155)	32,758
Korea Daily News	13,023	(2,075)	1,544	(799)	(663)	11,030
eNtoB Corporation	1,879	466	—	17	—	2,362
Pohang Steel America Corporation (POSAM)	159,598	(15,391)	(12,931)	(4,515)	24,723	151,484
POSCO Australia Pty. Ltd. (POSA)	48,517	(2,587)	5,081	(920)	(1,072)	49,019
POSCO Asia Co., Ltd. (POA)	8,890	3,248	(103)	530	(444)	12,121
VSC-POSCO Steel Corporation (VPS)	5,850	515	(4)	(284)	(1,461)	4,616
DALIAN POSCO-CFM Coil Center Co., Ltd.	19,206	(249)	(1,739)	(2,268)	(551)	14,399
POS-Tianjin Coil Center Co., Ltd.	1,212	143	(11)	(12)	(46)	1,286
Zhangjiagang Pohang Stainless Steel Co., Ltd.	146,393	7,156	(945)	(5,885)	(5,529)	141,190
SHUNDE Pohang Coated Steel Co., Ltd.	30,955	203	(311)	(2,099)	(1,053)	27,695
POS-THAI Service Steel Center Co., Ltd.	740	(22)	17	49	10	794
Myanmar-POSCO Co., Ltd.	4,633	653	49	(186)	(176)	4,973
POSINVEST	34,295	1,274	(203)	512	(1,276)	34,602
POSCHROME	3,833	619	1,387	(164)	42	5,717
Shunde Xingpu Steel Center Co., Ltd.	1,584	96	(10)	(32)	(58)	1,580
POS-HYUNDAI STEEL	482	60	7	41	(14)	576
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,308	(1,896)	(15)	231	(87)	541
POSVINA	—	1,509	1,912	172	(149)	3,444
PT POSMI Steel Indonesia	347	22	(1)	26	(8)	386
Qingdao Pohang Stainless Steel Co., Ltd	8,859	—	3,706	—	2,770	15,335
POSCO (SUZHOU) Automotive Processing Center Co., LTD.	—	—	—	—	6,901	6,901

	1,682,250	3,293	11,800	18,616	16,590	1,732,549

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

     Details on the elimination of unrealized profit from inter-company transactions are as follows:

	Jan. 1, 2003 ~ Sept. 30, 2003			Jan. 1, 2002 ~ Sept. 30, 2003

		Tangible and			Tangible and
	Current	intangible		Current	intangible
(in millions of Korean Won)	assets	assets	Total	assets	assets	Total

eNtoB Corporation	(50)	(8)	(58)	2	(7)	(5)
Posteel Co., Ltd.	(7,955)	(2)	(7,957)	(84)	9	(75)
POSCO Refractories & Environment (POSREC)	5	(411)	(406)	(9)	(806)	(815)
POS-AC Co., Ltd.	—	(592)	(592)	—	(785)	(785)
POSCO E&C	—	(11,218)	(11,218)	16	(49,185)	(49,169)
POSCON Co., Ltd.	(1)	(2,618)	(2,619)	(91)	(3,292)	(3,383)
Changwon Specialty Steel Co., Ltd.	142	—	142	(144)	—	(144)
POSDATA Co., Ltd.	—	(1,725)	(1,725)	291	(579)	(288)
POSCO Machinery Co., Ltd.	—	(1,961)	(1,961)	41	(1,743)	(1,702)
POSCO Machinery & Engineering Co., Ltd.	(5)	(469)	(474)	35	410	445
Pohang Coated, Ltd.	(306)	—	(306)	(786)	—	(786)
Pohang Steel America Corporation (POSAM)	(5,208)	—	(5,208)	—	—	—
POSCO Australia Pty. Ltd. (POSA)	428	—	428	(813)	—	(813)
POSCO Asia Co., Ltd. (POA)	(394)	—	(394)	(90)	—	(90)
VSC-POSCO Steel Corporation (VPS)	—	51	51	—	51	51
DALIAN POSCO-CFM Coil Center Co., Ltd.	(460)	—	(460)	—	—	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	(9,542)	13	(9,529)	—	13	13
Shunde Xingpu Steel Center Co., Ltd.	(570)	—	(570)	—	—	—
POS-THAI Service Steel Center Co., Ltd.	(53)	—	(53)	—	—	—
KOBRASCO	—	—	—	(203)	—	(203)
POSCHROME	60	—	60	—	—	—
Posmmit Steel Centre SDN BHD (POS-MMIT)	(1,907)	—	(1,907)	—	—	—
POSVINA	(302)	—	(302)	—	—	—

	(26,118)	(18,940)	(45,058)	(1,835)	(55,914)	(57,749)

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

	July 1, 2003 ~ Sept. 30, 2003			Jan. 1, 2002 ~ Sept. 30, 2003

		Tangible and			Tangible and
	Current	intangible		Current	intangible
(in millions of Korean Won)	assets	assets	Total	assets	assets	Total

eNtoB Corporation	(8)	(3)	(11)	—	(2)	(2)
Posteel Co., Ltd.	(2,492)	3	(2,489)	(138)	3	(135)
POSCO Refractories & Environment (POSREC)	—	(56)	(56)	(6)	(573)	(579)
POS-AC Co., Ltd.	—	(42)	(42)	—	(240)	(240)
POSCO E&C	86	8,658	8,744	—	(17,026)	(17,026)
POSCON Co., Ltd.	(1)	(1,822)	(1,823)	(39)	(1,609)	(1,648)
Changwon Specialty Steel Co., Ltd.	(2)	106	104	(471)	—	(471)
POSDATA Co., Ltd.	—	(71)	(71)	—	(654)	(654)
POSCO Machinery Co., Ltd.	—	(487)	(487)	(1)	(576)	(577)
POSCO Machinery & Engineering Co., Ltd.	2	(295)	(293)	(19)	34	15
Pohang Coated, Ltd.	(554)	—	(554)	(1,009)	—	(1,009)
Pohang Steel America Corporation (POSAM)	2,690	—	2,690	(57)	—	(57)
POSCO Australia Pty. Ltd. (POSA)	43	—	43	(641)	—	(641)
POSCO Asia Co., Ltd. (POA)	(184)	—	(184)	(77)	—	(77)
VSC-POSCO Steel Corporation (VPS)	—	17	17	—	17	17
DALIAN POSCO-CFM Coil Center Co., Ltd.	(376)	—	(376)	—	—	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	(4,900)	4	(4,896)	—	4	4
Shunde Xingpu Steel Center Co., Ltd.	(382)	—	(382)	—	—	—
POS-THAI Service Steel Center Co., Ltd.	4	—	4	—	—	—
KOBRASCO	—	—	—	(599)	—	(599)
POSCHROME	55	—	55	—	—	—
Posmmit Steel Centre SDN BHD (POS-MMIT)	152	—	152	—	—	—
POSVINA	67	—	67	—	—	—

	(5,800)	6,012	212	(3,057)	(20,622)	(23,679)

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Valuation gains and losses on investments recorded as capital adjustments for the nine-month periods ended September 30, 2003 and December 31, 2002 are as follows:

(in millions of Korean Won)	2003	2002	Remarks

Gain on investments	197,256	198,848	Equity method
Loss on investments	(6,358)	(20,424)	Equity method

	190,898	178,424

8.	Property, Plant and Equipment

Property, plant and equipment as of September 30, 2003 and December 31, 2002 are as follows:

(in millions of Korean Won)	2003	2002

Buildings and structures	4,452,948	4,301,260
Machinery and equipment	18,321,240	17,508,903
Tools	96,568	87,753
Vehicles	142,206	129,406
Furniture and fixtures	124,728	114,541

	23,137,690	22,141,863
Less: Accumulated depreciation	(16,137,002)	(15,294,665)

	7,000,688	6,847,198
Construction in-progress	1,410,859	1,794,731
Less: Accumulated impairment loss	(318,836)	(240,014)

	1,092,023	1,554,717
Land	864,534	869,786

	8,957,245	9,271,701

The value of the land based on the posted price issued by the Korean tax authority amounted to KRW2,443,947 million and KRW2,377,912 million as of September 30, 2003 and December 31, 2002, respectively.

As of September 30, 2003, property, plant and equipment are insured against fire and other casualty losses up to KRW3,097,773 million. In addition, the Company carries general insurance for vehicles, gas accident liability and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by KRW3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to KRW3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Construction in-progress included in property, plant and equipment includes capital investments in Kwangyang No. 2 Minimill. By a resolution of the Board of Directors at a meeting held in May 1998, the construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and the Asia Pacific region. Previously recognized impairment loss on capital investment in Kwangyang No. 2 Minimill amounted to KRW240,014 million as of December 31, 2002. In addition, the Company recognized impairment loss on capital investments amounting to KRW78,822 million for the nine-month period ended September 30, 2003. Accumulated impairment loss as of September 30, 2003 amounted to KRW318,836 million.

The carrying value of property, plant and equipment as of September 30, 2003 are as follows:

	As of						As of
	Dec. 31,			Impairment			September 30,
(in millions of Korean Won)	2002	Acquisition	Disposal	loss	Others (*)	Depreciation	2003

Land	869,786	211	1,623	—	(3,840)	—	864,534
Buildings	1,854,447	119,031	2,618	—	7,890	94,089	1,884,661
Structures	946,704	40,499	2,352	—	(6,994)	53,933	923,924
Machinery and equipment	3,985,184	984,647	7,081	—	3,927	860,052	4,106,625
Vehicles	15,281	18,430	6	—	23	5,148	28,580
Tools	16,345	10,800	1	—	(110)	6,714	20,320
Furniture and fixtures	29,237	15,357	14	—	90	8,092	36,578
Construction in-progress	1,554,717	805,103	—	78,822	(1,188,975)	—	1,092,023

	9,271,701	1,994,078	13,695	78,822	(1,187,989)	1,028,028	8,957,245

	As of						As of
	June 30,			Impairment			September 30,
(in millions of Korean Won)	2003	Acquisition	Disposal	loss	Others (*)	Depreciation	2003

Land	861,810	188	—	—	2,536	—	864,534
Buildings	1,905,678	10,826	461	—	628	32,010	1,884,661
Structures	940,072	1,712	19	—	515	18,356	923,924
Machinery and equipment	4,285,858	113,307	1,652	—	(44)	290,844	4,106,625
Vehicles	29,493	1,091	6	—	7	2,005	28,580
Tools	20,101	2,540	—	—	(37)	2,284	20,320
Furniture and fixtures	28,420	11,195	1	—	31	3,067	36,578
Construction in-progress	995,837	237,045	—	—	(140,859)	—	1,092,023

	9,067,269	377,904	2,139	—	(137,223)	348,566	8,957,245

(*)	Foreign currency translation adjustment and replacement of assets in connection with foreign branches.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

The Company’s expenditures in relation to construction in-progress amounted to KRW831,241 million and KRW237,044 for the nine-month periods ended September 30, 2003 and 2002, respectively.

As of September 30, 2003 and December 31, 2002, fully depreciated property, plant and equipment still in use amounted to KRW43 million and KRW44 million, respectively.

As of September 30, 2003 and December 31, 2002, the book values of property, plant and equipment, of which operations have been temporary suspended, amounted to KRW2,837 million and KRW3,655 million, respectively.

9.	Intangible Assets

Intangible assets, net of accumulated amortization, as of September 30, 2003 and December 31, 2002 consist of the following:

(in millions of Korean Won)	2003	2002

Intellectual property rights	180	227
Port facilities usage rights	133,072	134,209
Development costs and others (Note 28)	216,086	196,705
Land usage rights	3	3

	349,341	331,144

10.	Other Assets

Other assets as of September 30, 2003 and December 31, 2002 consist of the following:

(in millions of Korean Won)	2003	2002

Other current assets
Short-term loans	1,167	1,183
Accrued income	49,771	36,303
Prepaid expenses	8,766	2,604
Others (Note 15)	2,541	36,331
Less: Allowance for doubtful accounts	(1,221)	(1,221)

	61,024	75,200

Other long-term assets
Guarantee deposits (Note 26)	1,100	1,612
Others (Note 15)	240,236	228,189
Less: Allowance for doubtful accounts	(173,014)	(173,004)

	68,322	56,797

	129,346	131,997

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

11.	Current Portion of Long-Term Debt

Current portion of long-term debt as of September 30, 2003 and December 31, 2002 are as follows:

	Annual interest
(in millions of Korean Won)	rate (percent)	2003	2002

Foreign currency borrowings, in	LIBOR + 0.60
Won equivalent	2.69 ~ 4.90	16,047	18,515
Loans from foreign financial institutions	LIBOR +
	0.40 ~ 0.80,
	2.00 ~ 4.31	26,090	33,268
Debentures	1.44 ~ 8.00	800,008	1,215,671

		842,145	1,267,454
Less: Discount on debentures issued		(2,301)	(3,852)

		839,844	1,263,602

12.	Long-Term Debt

Long-term debt as of September 30, 2003 and December 31, 2002 consist of the following:

(in millions of Korean Won)	2003	2002

Foreign currency borrowings, in Won equivalents	32,590	41,487
Loans from foreign financial institutions	269,591	299,436
Debentures	3,276,665	3,888,514

	3,578,846	4,229,437
Less: Current portion	(842,145)	(1,267,454)
Discount on debentures issued	(14,291)	(17,670)

	2,722,410	2,944,313

Long-term foreign currency borrowings as of September 30, 2003 and December 31, 2002 are as follows:

	Annual interest
(in millions of Korean Won)	rate (percent)	2003	2002

MIZUHO	4.90	17,286	22,729
Chase Manhattan Bank	LIBOR + 0.60	2,462	5,145
Development Bank of Japan	4.60	12,842	13,613

		32,590	41,487
Less: Current portion		(16,047)	(18,515)

		16,543	22,972

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Loans from foreign financial institutions as of September 30, 2003 and December 31, 2002 are as follows:

	Annual interest
(in millions of Korean Won)	rate (percent)	2003	2002

Commerzbank and others	2.00 ~ 6.97	31,811	49,699
Sumitomo Bank	LIBOR + 0.80	65,250	69,677
Citibank	LIBOR + 0.60	172,530	180,060

		269,591	299,436
Less: Current portion		(26,090)	(33,268)

		243,501	266,168

Certain loans from foreign financial institutions are covered by guarantees provided by Korea Development Bank amounting to KRW10,575 million and KRW13,165 million as of September 30, 2003 and December 31, 2002, respectively.

Debentures outstanding as of September 30, 2003 and December 31, 2002 are as follows:

	Annual interest
(in millions of Korean Won)	rate (percent)	2003	2002

Domestic debentures	5.00 ~ 8.00	1,700,000	2,100,000
Yankee Bonds	7.1 ~ 7.4	736,824	978,217
Samurai Bonds	1.8	308,682	810,297
Exchangeable bonds	—	531,159	—

		3,276,665	3,888,514
Less: Current portion		(800,008)	(1,215,671)
Discount on debentures issued		(14,291)	(17,670)

		2,462,366	2,655,173

(*) The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecomm Co. ADRs (American depository receipt).

Exchangeable bonds as of September 30, 2003 are as follows.

Issue date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuing price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,398/ADR
Exercise period Call:	Commencing 14 days following the issuance date until 14 days prior to maturity date
Put:	On the 3 years following the payment date

The Company has disposed SK Telecom Co shares to Zeus (Cayman) as a collateral pursuant to the aforementioned issuance of the exchangeable bonds. Above transaction meets criteria from

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

the securities and exchange law and legal perspective. However, in accordance with GAAP, the aforementioned transaction has been recorded as a borrowing transaction.

Maturities of long-term debt outstanding as of September 30, 2003 are as follows:

		Foreign	Loans from foreign
		currency	financial
(in millions of Korean Won)	Debentures	borrowings	institutions	Total

2005.10 ~ 2006.9	737,574	7,655	184,322	929,551
2006.10 ~ 2007.9	908,682	1,976	11,792	922,450
2007.10 ~ 2008.9	299,242	1,975	11,792	313,009
Thereafter	531,159	4,937	35,595	571,691

Total	2,476,657	16,543	243,501	2,736,701

13.	Accrued Severance Benefits

Details of accrued severance benefits for the nine-month period ended September 30, 2003 are as follows:

	Accrued severance	National Pension	Group severance
(in millions of Korean Won)	benefits	Fund	insurance deposits

Beginning balance	178,684	128	104,888
Increase	20,788	—	1,469
Decease	3,329	12	496

As of March 31, 2003	196,143	116	105,861

Increase	26,501	—	31,338
Decease	1,346	—	405

As of June 30, 2003	221,298	116	136,794

Increase	41,640	—	2,037
Decease	5,381	—	936

As of September 30, 2003	257,557	116	137,895

As of September 30, 2003, the Company has funded approximately 53.5 percent of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

14.	Other Liabilities

Other liabilities as of September 30, 2003 and December 31, 2002 consist of the following:

(in millions of Korean Won)	2003	2002

Other current liabilities
Advances received	40,096	17,105
Unearned revenue	1,724	1,998
Others	64,183	1,633

	106,003	20,736

Other long-term liabilities
Others	57,601	34,260

	163,604	54,996

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

15.	Commitments and Contingencies

As of September 30, 2003, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

(in U.S. Dollars
and millions of Korean Won)	Foreign currency		Won equivalent	Financial institution

Related company
VPS	US$	1,608,291	1,850	Credit Lyonnais
POS-HYUNDAI STEEL		186,486	214	India Development Bank and others
POSINVEST		146,000,000	167,929	Industrial and Commercial Bank of China and others
Zhangjiagang Pohang Stainless Steel Co., Ltd.		12,000,000	13,802	Bank of China

	US$	159,794,777	183,795

Others
Dae Kyeong Special Steel Co., Ltd.		4,318
	US$	3,249,470	8,056	Korea Development Bank
DC Chemical Co., Ltd.		2,242	2,242	LG-Caltex Gas
S U S	US$	12,142,950	13,967	J-BIC
POSMI		1,800,000	2,070	Korea Exchange Bank
Zeus	JPY	51,622,000,000	531,159

		6,560
	US$	17,192,420	557,494
	JPY	51,622,000,000

		6,560
	US$	176,987,197	741,289
	JPY	51,622,000,000

As of December 31, 2002, the Company provided payment guarantees for affiliated companies and others amounting to KRW154,413 million and KRW25,006 million, respectively.

As of September 30, 2003, the Company provided one blank promissory note to the Bank of China and three blank promissory notes and others to Korea Development Bank, as collateral for outstanding loans.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of September 30, 2003, 157 million tons of iron ore and 35 million tons of coal remained to be purchased under such long-term contracts.

The Company has entered into a bank overdraft agreement with Woori Bank amounting to KRW10,000 million and mid-day overdraft agreement amounting to KRW150,000 million as of September 30, 2003.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

The Company has guaranteed usage of the bulk carriers of Keo Yang Shipping Co., Ltd. in order to ensure the transportation of raw materials through 2010.

As of September 30, 2003, the Company acquired certain tools and equipment under operating lease agreements from Macquarie IT KOREA Lease Company. The Company’s rent expenses, with respect to the above lease agreements, amounted to KRW2,877 million and KRW6,600 million for the three-month period ended September 30, 2003 and nine-month period ended September 30, 2003, respectively. Future lease payments under the above leases agreements are as follows:

(in millions of Korean Won)

October 1, 2003 ~ December 31, 2003	1,995
2004	6,768
2005	4,778
2006	1,339

14,880

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40 percent owned by the Company. This payment represented 40 percent of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagreed as to which company is responsible for the payment of the US$53,200,000 amount due. In the meantime, both companies agreed that each would pay half of the amount until the dispute is resolved. The Company, therefore, made a payment of US$26,600,000. Should the dispute be resolved in Raytheon’s favor, the Company may be required to reimburse Raytheon for its US$26,600,000 debt payment made on behalf of POSVEN. In addition, should the dispute, with respect to the completion of facility construction, be resolved in Raytheon’s favor, each shareholder of POSVEN, including the Company, is required to proportionally take over 10 percent of the equity (amounting to US$11,200,000) owned by Raytheon.

In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was determined. Accordingly, the payment amounting to KRW172,996 million made on behalf of POSVEN and recorded as other investment, was fully reserved as part of allowance for doubtful accounts as of December 31, 2002. The Company suspended applying the equity method for POSVEN due to its negative book value (Note 7).

The Company is named as a defendant in various domestic and foreign legal actions arising from the normal course of business. The aggregate amounts of domestic and foreign claims with the Company as the defendant amounted to approximately KRW3,600 million and US$9,050,000 as of September 30, 2003. These litigations are pending as of September 30, 2003. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

In addition, the litigation in relation to a severance payment was decided in favor of the Company in August 2001. As a result, the Company recorded other receivables amounting to KRW43,378 million and allowances for bad debts amounting to KRW42,223 million, for receivables with uncertain collectibility (excluding receivables from related parties) as of September 30, 2003.

As of September 30, 2003, the Company entered into an agreement with Posteel Co., Ltd., an affiliated company, to supply steel and by-products amounting to KRW900,000 million a year.

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

16.	Capital Surplus

Capital surplus as of September 30, 2003 and December 31, 2002 consists of the following:

(in millions of Korean Won)	2003	2002

Revaluation surplus (Note 8)	3,172,776	3,172,776
Additional paid-in capital	463,825	463,825
Other capital surplus (*)	80,127	49,352

	3,716,728	3,685,953

(*)	Other capital surplus consists of gain on sale of treasury stock and others.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

17.	Retained Earnings

Retained earnings as of September 30, 2003 and December 31, 2002 consist of the following:

(in millions of Korean Won)	2003	2002

Appropriated
Legal reserve	241,202	241,202
Reserve for research and human resource development	746,667	626,666
Reserve for overseas investment loss	—	28,200
Reserve for business rationalization	918,300	918,300
Reserve for business expansion	6,119,500	4,982,500
Appropriated retained earnings for dividends	144,044	119,523

	8,169,713	6,916,391
Unappropriated	1,504,905	1,566,843

	9,674,618	8,483,234

Legal Reserve

The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10 percent of cash dividends paid, until such reserve equals 50 percent of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Other Legal Reserve

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Interim Dividend

The Company declared interim dividends which were approved through a resolution of the Board of Directors on July 22, 2003. Details of interim dividends in 2003 and 2002 are as follows:

	2003		2002

	Dividend		Dividend
	ratio	Dividend	ratio	Dividend
(in millions of Korean Won)	(percent)	amount	(percent)	amount

Common shares	20	81,649	10	40,842

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

18.	Capital Adjustments

Capital adjustments as of September 30, 2003 and December 31, 2002 consist of the following:

(in millions of Korean Won)	2003	2002

Treasury stock	(1,050,290)	(915,995)
Valuation gain on investment securities (Note 7)	(349,109)	(193,641)
Foreign-based operations translation adjustment	26,474	24,842

	(1,372,925)	(1,084,794)

As of September 30, 2003, the Company holds 8,858,500 and 912,010 shares of its own common stock amounting to KRW949,176 million and specified money in trust amounting to KRW101,114 million, respectively.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company decided to sell 875,066 shares of its treasury stock to the association of employee stock ownership on July 23, 2003, which was approved by the Board of Directors on July 22, 2003, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses.

The Company operates one branch in Japan, and the resulting translation gain included in the capital adjustments, as discussed in Note 2 to the non-consolidated financial statements, amounted to KRW26,474 million and KRW24,842 million as of September 30, 2003 and December 31, 2002, respectively.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

19.	Stock Option Plan

The Company granted stock options to its executive officers, including affiliates’ executive officers, in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant (*)	2nd Grant (*)	3rd Grant (*)	4th Grant

Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002	April 26, 2003
Exercise price	KRW98,900 per share	KRW136,400 per share	KRW116,100 per share	KRW102,900 per share
Number of shares	449,406 shares	58,200 shares	21,340 shares	141,500 shares
Exercise period	July 24, 2003 ~ July 23, 2008	April 28, 2004 ~ April 27, 2009	Sept. 19, 2004 ~ Sept. 18, 2009	April 27, 2005 ~ April 26, 2010
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

(*)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolution of the Board of Directors on April 26, 2003.

The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.

The compensation costs for stock options granted to employees and executives recognized for the nine-month period ended September 30, 2003 and for the future periods are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		Total

Prior periods	KRW	8,268	KRW	—	KRW	20	KRW	—	KRW	8,288
For the three-month period ended March 31, 2003		(6,949)		—		(20)		—		(6,969)
For the three-month period ended June 30, 2003		7,709		—		26		208		7,943
For the three-month period ended September 30, 2003		7,976		12		201		824		9,013
For the nine-month period ended September 30, 2003		8,736		12		207		1,032		9,987
Future periods		—		5		213		3,750		3,968

	KRW	17,004	KRW	17	KRW	440	KRW	4,782	KRW	22,243

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

20.	Derivatives

The Company has entered into cross currency swap agreements with financial institutions to reduce currency risks. Swap contracts outstanding as of September 30, 2003 are as follows:

		Contract amount				Annual interest rate (percent)

	Period	Receipt		Payments		Receipt		Payments

Citibank and others	March 2002 ~ July 2004	US$	174,000	JPY	22,867,580	US$	7.13	JPY	2.93

The gains and losses on currency swap transactions for the nine-month periods ended September 30, 2003 and 2002 are as follows:

	2003	2003	2003	2003	2002	2002	2002	2002
(in millions of Korean Won)	1Q	2Q	3Q	Total	1Q	2Q	3Q	Total

Valuation gain	103	1,189	—	1,292	2,081	—	9,820	11,901
Valuation loss	—	—	(19,192)	(19,192)	—	(17,897)	—	(17,897)

	103	1,189	(19,192)	(17,900)	2,081	(17,897)	9,820	(5,996)

21.	Cost of Goods Sold

Cost of goods sold for the three-month periods ended September 30, 2003 and 2002 and nine-month periods ended September 30, 2003 and 2002 consists of the following:

	For the three-month		For the nine-month
	period ended		period ended
	September 30		September 30

(in millions of Korean Won)	2003	2002	2003	2002

Finished goods at the beginning of the period	138,229	164,441	162,549	239,371
Cost of goods manufactured	2,592,284	2,250,168	7,383,057	6,443,207
Transfer to other accounts	90,393	(188,132)	(13,034)	(148,433)
Finished goods at the end of the period	(197,430)	(167,687)	(197,430)	(167,687)

Cost of goods sold for finished goods	2,623,476	2,058,790	7,335,142	6,366,458
Others	60,738	249,988	172,543	421,986

Total	2,684,214	2,308,778	7,507,685	6,788,444

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

22.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended September 30, 2003 and 2002 and nine-month periods ended September 30, 2003 and 2002 consist of the following:

	For the three-month periods		For the nine-month periods
	ended September 30		ended September 30

(in millions of Korean Won)	2003	2002	2003	2002

Selling expenses	110,345	102,684	311,133	298,237
Fees and charges	20,382	16,975	54,161	43,223
Salaries and wages	16,585	14,152	49,060	41,927
Rent	13,779	9,609	36,693	28,460
Welfare	16,932	10,856	39,494	26,155
Depreciation	10,815	8,532	29,003	25,106
Advertising	5,682	4,963	22,905	18,521
Research and development	10,995	10,258	31,157	22,489
Provision for severance benefits	3,685	1,448	8,714	5,478
Training	3,506	2,882	8,211	6,737
Repairs	1,981	1,511	6,583	5,946
Travel	2,396	1,950	6,619	6,034
Supplies	507	628	3,014	3,889
Communications	1,275	1,172	3,529	3,618
Taxes and public dues	1,037	723	3,263	1,927
Vehicle expenses	870	988	2,690	2,765
Entertainment	463	428	1,471	2,448
Subscriptions and printing	239	163	950	847
Utilities	319	237	830	668
Insurance	103	99	306	307
Others	12,687	3,058	20,416	10,066

	234,583	193,316	640,202	554,848

23.	Donations

Donations contributed by the Company for the three-month periods ended September 30, 2003 and 2002 and nine-month periods ended September 30, 2003 and 2002 consist of the following:

	For the three-month periods		For the nine-month periods
	ended September 30		ended September 30

(in millions of Korean Won)	2003	2002	2003	2002

POSCO Educational Foundation	9,700	10,000	29,100	15,000
Employee benefit welfare	—	—	43,100	—
Others	3,652	1,748	5,632	3,156

	13,352	11,748	77,832	18,156

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

24.	Income Taxes

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7 percent in 2003 and 2002, respectively.

Income tax expense for the nine-month periods ended September 30, 2003 and 2002 consists of the following:

(in millions of Korean Won)	2003	2002

Current income taxes	585,086	355,922
Deferred income taxes	(27,301)	(127,118)

	557,785	228,804

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

(in millions of Korean Won)	2003	2002

Net income before income tax expense	2,076,033	965,195
Statutory tax rate	16.5/29.7	16.5/29.7

Income tax expense computed at statutory rate	616,573	286,654
Tax credit	(59,927)	(59,081)
Others, net	1,139	1,231

Income tax expense	557,785	228,804

Effective rate	26.87 percent	23.71 percent

Components of deferred income taxes as of September 30, 2003 and December 31, 2002 are as follows:

	Beginning balance		Ending balance
	(as of December 31,	Increase	(as of September 30,
(in millions of Korean Won)	2002)	(decrease)	2003)

Reserve for special repairs	(154,132)	2,155	(151,977)
Deferred foreign exchange losses	17,644	(6,462)	11,182
Allowance for severance benefits	652	4,255	4,907
Current assets	71,284	23,410	94,694
Allowance for doubtful accounts	63,156	767	63,923
Accrued income	(10,690)	(4,007)	(14,697)
Reserve for technology developments	(221,760)	(23,018)	(244,778)
Others	105,671	24,264	129,935

Net deferred income tax assets (liabilities)	(128,175)	21,364	(106,811)

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

25.	Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

	Number of	Number of shares in	Number of days	Weighted number
Period	shares issued	treasury stock (*)	outstanding	of shares

Jan. 1, 2003 ~ March 31, 2003	90,781,795	(9,105,054)	90	7,350,906,690
April 1, 2003 ~ June 30, 2003	90,781,795	(9,133,276)	91	7,430,015,229
July 1, 2003 ~ Sept. 30, 2003	90,781,795	(8,903,778)	92	7,532,777,564

				22,313,699,483

(*)	Weighted average

Period	Weighted average number of common shares

July 1, 2003 ~ Sept. 30, 2003	7,532,777,564 ÷ 92 = 81,878,017
Jan. 1, 2003 ~ Sept. 30, 2003	22,313,699,483 ÷ 273 = 81,735,163

Earnings per share and diluted earnings per share are calculated as follows:

	For the	For the	For the	For the
	three-month	three-month	three-month	nine-month
	period ended	period ended	period ended	period ended
(in millions of	March 31,	June 30,	September 30,	September 30,
Korean Won)	2003	2003	2003	2003

Net income	468,673	549,995	499,580	1,518,248
Weighted-average number of shares of common stock	81,676,741	81,648,519	81,878,017	81,735,163

Earnings per share (in Korean Won)	5,738	6,736	6,102	18,575

	For the	For the
	three-month	nine-month
	period ended	period ended	For the year
(in millions of	September 30,	September 30,	December 31,
Korean Won)	2002	2002	2002

Net income	377,756	736,391	1,101,325
Weighted-average number of shares of common stock	81,418,325	81,900,640	81,932,084

Earnings per share (in Korean Won)	4,640	8,991	13,442

Diluted earnings per share

Diluted earnings per share for the three-month periods ended September 30, 2003 and 2002 and nine-month periods ended September 30, 2003 and 2002 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of September 30, 2003 and 2002 and June 30, 2003 and 2002.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

26.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2003 and December 31, 2002 are as follows:

	2003			2002

(in millions of			Won equivalent			Won equivalent
Korean Won)	Foreign currency		(in millions)	Foreign currency		(in millions)

Assets:
Cash (*)	US$	131,270,994	150,986	US$	65,468,977	78,588
	JPY	5,918,000,000	60,893	JPY	250,000,000	2,532
Trade receivables	US$	96,388,403	110,866	US$	64,017,785	76,847
	JPY	2,341,186,303	24,089	JPY	955,530,483	9,678
	EUR	1,105,574	1,472	EUR	456,710	574
Other receivables	US$	410,815	473	US$	862,128	1,035
	JPY	—	—	JPY	77,814,049	788
Trading securities	US$	—	—	US$	28,993,070	34,804
Guarantee deposits	US$	420,168	483	US$	297,091	357

			349,262			205,203

Liabilities:
Trade payables	US$	190,808,865	219,468	US$	153,433,334	184,181
	JPY	657,741,333	6,768	JPY	144,975,101	1,468
	EUR	1,468,092	1,954	EUR	190,905	240
Other accounts payable	US$	4,928,675	5,669	US$	6,027,536	7,235
	JPY	179,771,139	1,850	JPY	89,559,735	907
	EUR	724,252	964	EUR	7,723	10
Accrued expenses	US$	16,988,254	19,540	US$	78,498,088	94,229
	JPY	69,686,882	717	JPY	1,184,497,963	11,997
	EUR	220,979	294	EUR	5,691,534	7,156
Debentures (**)	US$	640,605,000	736,824	US$	814,910,000	978,217
	JPY	81,622,000,000	839,841	JPY	80,000,000,000	810,297
Foreign currency borrowings	US$	2,142,857	2,462	US$	4,285,714	5,145
	JPY	2,928,000,000	30,128	JPY	3,588,000,000	36,342
Loans from foreign financial institutions	US$	185,869,205	213,787	US$	189,380,163	227,332
	JPY	1,389,537,425	14,298	JPY	2,983,289,425	30,217
	EUR	31,178,899	41,506	EUR	33,313,207	41,887

			2,136,070			2,436,860

(*)	Includes cash and cash equivalents, short-term financial instruments, and long-term financial instruments.

(**)	Presented at face value.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

27.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the nine-month periods ended September 30, 2003 and 2002, and the related account balances as of September 30, 2003 and December 31, 2002, are as follows:

(in millions of Korean Won)	Sales		Purchases		Receivables		Payables

Company	2003	2002	2003	2002	2003	2002	2003	2002

POSCO E&C	3,662	2,031	243,975	645,682	36,924	8,495	16,052	72,310
Posteel Co., Ltd.	694,715	1,064,793	23,715	1,186	49,303	186,335	—	900
POSCON Co., Ltd.	—	—	109,259	100,506	7,996	4,399	13,290	15,741
Pohang Steel Co., Ltd.	192,176	168,249	1,124	1,003	23,536	25,477	348	121
POSCO Machinery & Engineering Co., Ltd.	—	—	69,462	59,975	2,559	2,119	9,180	6,795
POSDATA Co., Ltd.	528	511	149,220	118,421	957	118	28,263	26,908
POSCO Research Institute	—	—	7,966	7,168	—	—	3	3,370
Seung Kwang Co., Ltd.	—	—	56	1	583	583	—	1
POS-AC Co., Ltd.	326	299	6,815	11,207	—	—	457	481
Changwon Specialty Steel Co., Ltd.	—	358	44,171	41,634	70	79	8,598	12,879
POSCO Machinery Co., Ltd.	—	—	57,528	48,939	934	317	7,076	9,561
POSTECH Venture Capital Co., Ltd.	40	37	—	10	—	—	45	42
POSREC	82	—	112,567	108,243	15	4	14,654	16,271
POSAM	—	—	106	215	—	—	—	—
POSA	—	—	29,798	53,868	—	—	14,709	587
POSCAN	—	—	25,085	33,320	—	—	—	—
POA	261,036	90,424	73,953	50,629	15,500	16,965	5,714	2,960
PIO	147,520	66,909	6,064	6,453	5,260	3,092	648	231
DALIAN POSCO — CFM Coated Steel Co., Ltd.	9,996	—	—	—	—	—	—	—
POS-Tianjin Coil Center Co., Ltd.	—	248	—	—	—	—	—	—
Zhanjiagang Pohang Coated Steel Co., Ltd.	215,511	—	—	—	18,240	—	—	—
SHUNDE Pohang Coated Steel Co., Ltd.	220	—	—	—	—	—	—	—
POS-THAI Service Steel Center Co., Ltd.	190	45	—	—	—	—	—	—
POSINVEST	—	—	320	987	—	—	165	277
Korea Daily News	—	—	322	223	—	—	1	42
eNtoB Corporation	—	—	48,158	6,406	—	—	2,974	1,728
MIDAS IT	—	—	99	—	—	—	11	—
POSVEN	—	—	—	—	172,996	172,996	—	—
KOBRASCO	—	—	72,119	69,069	—	—	4,503	5,065
UPI	183,706	185,840	—	45	10,654	—	—	—
POSCHROME	—	—	22,920	16,563	—	—	—	—

	1,709,708	1,579,744	1,104,802	1,381,753	345,527	420,979	126,691	176,270

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

28.	Research and Development Costs

The Company capitalized costs directly related to the ERP system and process innovation as other intangible assets. The summary of other intangible assets as of September 30, 2003 and December 31, 2002 are as follows:

(in millions of Korean Won)	2003	2002

Beginning balance	196,705	177,320
Increase	61,910	71,134
Decrease	(42,529)	(51,749)

Ending balance	216,086	196,705

Research and development costs for the three-month periods ended September 30, 2003 and 2002 and nine-month periods ended September 30, 2003 and 2002 are as follows:

	For the three-month periods		For the nine-month periods
	ended September 30		ended September 30

(in millions of Korean Won)	2003	2002	2003	2002

Ordinary research costs	1,714	1,289	4,725	3,391
Development costs	63,780	48,647	162,872	135,137

	65,494	49,936	167,597	138,528

29.	Regional Information

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea.

General information on the operations of both plants as of September 30, 2003 are as follows:

	Pohang Mill	Kwangyang Mill

Regional Major Products -
Major Facilities:
Hot Roll	HR, HR Sheet	HR coil, HR Sheet
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	-
Electric iron	Electric iron coil	-
Stainless	STS HR Coil, etc	-
Half-finished goods	Slab, Bloom	Slab
Major Facilities:
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2 HR	1~3 HR, Mini mill
Cold Roll	1~2 CR	1~4 CR
Others	HR, Steel plate, STS and others	-
Number of employees	9,310 persons	7,162 persons

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Regional financial status and operating results as of September 30, 2003 and December 31, 2002 and for the nine-month periods ended September 30, 2003 and 2002 are as follows:

(in millions of Korean Won)
2003	Pohang	Kwangyang	Others	Total

Sales (*)	5,442,450	4,949,981	35,641	10,428,072

Fixed assets:
Property, plant and equipment(**)	5,161,340	3,690,742	105,163	8,957,245
Intangible assets	243,995	105,346	—	349,341

Total	5,405,335	3,796,088	105,163	9,306,586

Depreciation	518,100	563,327	962	1,082,389

(in millions of Korean Won)
2002	Pohang	Kwangyang	Others	Total

Sales (*)	4,617,706	3,887,574	28,600	8,533,880

Fixed assets:
Property, plant and equipment (**)	4,562,581	4,604,791	104,329	9,271,701
Intangible assets	216,618	114,526	—	331,144

Total	4,779,199	4,719,317	104,329	9,602,845

Depreciation	420,954	520,982	40,608	982,544

(*)	No inter-plant transactions between the two plants.

(**)	Presented at book value.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

Regional financial status as and operating results of September 30, 2003 and December 31, 2002 and for the three-month periods ended September 30, 2003 and 2002 are as follows:

(in millions of Korean Won)
2003	Pohang	Kwangyang	Others	Total

Sales (*)	1,939,974	1,688,378	11,774	3,640,126

Fixed assets:
Property, plant and equipment (**)	5,161,340	3,690,742	105,163	8,957,245
Intangible assets	243,995	105,346	—	349,341

Total	5,405,335	3,796,088	105,163	9,306,586

Depreciation	177,289	190,314	576	368,179

(in millions of Korean Won)
2002	Pohang	Kwangyang	Others	Total

Sales (*)	1,616,520	1,453,579	9,429	3,079,528

Fixed assets:
Property, plant and equipment (**)	4,562,581	4,604,791	104,329	9,271,701
Intangible assets	216,618	114,526	—	331,144

Total	4,779,199	4,719,317	104,329	9,602,845

Depreciation	143,688	181,719	14,307	339,714

(*)	No inter-plant transactions between the two plants.

(**)	Presented at book value.

POSCO
Non-Consolidated Financial Statements
As of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

30.	Professional Staff Development Cost

The Company’s expenditure on education and training fees, in relation to the development of professional personnel, for the nine-month periods ended September 30, 2003 and 2002 amounted to 8,959 million and 8,805, respectively. Details are as follows:

	For the three-month periods		For the nine-month periods
	ended September 30		ended September 30

(in millions of Korean Won)	2003	2002	2003	2002

Fees for studying abroad	1,217	1,659	4,283	3,958
Fees for education consigned to outside	603	540	1,732	1,382
Tutorial fees	551	577	1,716	1,455
Others	3,253	2,049	6,852	4,872

	5,624	4,825	14,583	11,667

31.	Employees Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as restaurant facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to KRW382,452 million and KRW256,936 million for the nine- month periods ended September 30, 2003 and 2002, respectively.

32.	Reclassification of Prior Year Financial Statement Presentation

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

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